Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

dated as of February 19, 2015

by and among

Stephens Media LLC,

Stephens Media Iowa, LLC

and

Stephens Media Intellectual Property, LLC

(the “Sellers”),

and

DB Acquisition, Inc.

(the “Purchaser”)

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT is dated as of February             , 2015 (this “Agreement”) by and among (i) Stephens Media LLC, a Nevada limited liability company (“Stephens”), Stephens Media Iowa, LLC, an Iowa limited liability company, and Stephens Media Intellectual Property, LLC, a Delaware limited liability company (each a “Seller,” and together the “Sellers”), and (ii) DB Acquisition, Inc., a Delaware corporation (the “Purchaser”).

WHEREAS, the Sellers are engaged in the business of publishing newspapers and other publications, websites, ownership of real property and operating other ancillary businesses (collectively, the “Business”);

WHEREAS, the parties desire that the Sellers sell, assign, transfer, convey and deliver to the Purchaser, and that the Purchaser purchase and acquire from the Sellers, all of the right, title and interest of the Sellers in and to the Purchased Assets (as hereinafter defined), and that the Purchaser assume the Assumed Liabilities (as hereinafter defined), upon the terms and subject to the conditions of this Agreement;

WHEREAS, concurrently herewith, New Media Investment Group Inc., a Delaware corporation (the “Parent”), and New Media Holdings I LLC, a Delaware limited liability company, have each delivered to Stephens a fully executed guaranty in favor of the Sellers in the form attached hereto as Exhibit A (the “Guaranty”); and

WHEREAS, concurrently herewith, and as a condition and inducement to the Purchaser to enter into this Agreement, SF Holding Corp. has entered into and delivered to the Purchaser a non-competition and non-solicitation agreement in the form attached hereto as Exhibit B-1, to be effective as of the Closing Date (the “Non-Competition Agreement”) and has delivered to the Purchaser a one-year non-solicitation covenant of Mr. Ed Moss for the benefit of the Purchaser in the form attached hereto as Exhibit B-2, to be effective as of the Closing Date (the “Non-Solicitation Covenant”).

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

Section 1.1 Definitions. When used in this Agreement, the following terms shall have the respective meanings set forth below.

“Accounting Firm” has the meaning set forth in Section 6.17.

“Accrued Employee Liabilities” means accrued liabilities for paid time off, vacation and sick time with respect to Business Employees as of the Closing Date.

“Action” means an action, suit, proceeding, claim, arbitration or litigation.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under common control with such specified Person.

“Agreement” has the meaning set forth in the preamble hereto.

“Ancillary Agreements” means the Bill of Sale, the Assignment and Assumption Agreement, the Assignments and Assumptions of Lease, the Trademark Assignments, the Domain Name Assignments, the Deeds, the Transition Services Agreement, the Transition Lease, the Letter Agreement and the other agreements, instruments and documents delivered at the Closing.

“Assigned Contracts” has the meaning set forth in Section 2.1(e).

“Assignment and Assumption Agreement” has the meaning set forth in Section 3.2(b).

“Assignment and Assumption of Lease” has the meaning set forth in Section 3.2(f).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Balance Sheet Date” has the meaning set forth in Section 4.5.

“Base Cash Consideration” means one hundred and two million, five hundred thousand and 00/100 dollars ($102,500,000.00).

“Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to ERISA and maintained or contributed to by any Seller or any of their ERISA Affiliates for the benefit of any Business Employee, any other employee benefit plan, program, policy, promise or arrangement of any kind that is maintained or contributed to by any Seller or any of their ERISA Affiliates, or with respect to which any of the Sellers or their ERISA Affiliates may have Liability, in each case with respect to any Business Employee.

“Books and Records” means books of account, general, financial, accounting, personnel (subject, in all instances to applicable Law) billing, warranty and shipping records, invoices, mailing lists, other distribution lists, customer and supplier lists, correspondence, engineering, maintenance, operating and production records, manuals, Intellectual Property disclosures and information, media materials, advertising and promotional materials, and credit records of customers and suppliers, in each case Related to the Business.

“Business” has the meaning set forth in the Recitals.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York City are authorized or required by Law to close.

“Business Employee” means any individual who is employed by any Seller at the Real Property.

“Business Intellectual Property” means the Owned Intellectual Property and Licensed Intellectual Property.

“Business Permits” has the meaning set forth in Section 4.8(a).

“Cash Consideration” means the Base Cash Consideration plus or minus any amounts as calculated pursuant to Section 2.6(f).

“Claim Notice” has the meaning set forth in Section 9.4(a).

“Closing” has the meaning set forth in Section 3.1.

“Closing Cash Consideration” has the meaning set forth in Section 2.6(b).

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Working Capital” has the meaning set forth in Section 2.6(c).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Section 4980B of the Code, Title I Part 6 of ERISA, and any similar state group health plan continuation law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” has the meaning set forth in Section 4.16(b).

“Contingent Worker” has the meaning set forth in Section 4.16(c).

“Contract” means any legally binding agreement, contract, commitment or arrangement Related to the Business other than any Benefit Plan.

“Current Assets” has the meaning set forth in the definition of “Working Capital”.

“Current Liabilities” has the meaning set forth in the definition of “Working Capital”.

“Deeds” has the meaning set forth in Section 3.2(e).

“Domain Name Assignments” has the meaning set forth in Section 3.2(d).

“Employee Loans” means all loans made to Business Employees by the Sellers or their respective Affiliates (including, but not limited to, all education and technology loans).

“Environmental, Health and Safety Requirements” means, as amended, all applicable federal, state and local statutes, regulations, ordinances, and similar binding provisions having the force or effect of law, all applicable and binding judicial and administrative orders, and all common law concerning public health and safety, worker health and safety, pollution, or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Materials.

“Environmental Losses” has the meaning set forth in Section 9.6(e).

“Equipment” means printing presses, machinery, fixtures, furniture, supplies, accessories, materials, equipment, parts, automobiles, trucks, vehicles, tooling, tools, molds, office equipment, computers, telephones and other items of tangible personal property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Sellers or the Business (or, if the reference is to the Purchaser’s ERISA Affiliate, with the Purchaser), as defined in Section 414 of the Code, or is otherwise required to be aggregated with the Sellers or the Business (or, if the reference is to Purchaser’s ERISA Affiliate, with the Purchaser) under Section 414(o) of the Code.

“Estimated Working Capital” has the meaning set forth in Section 2.6(a).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Final Allocation” has the meaning set forth in Section 2.7.

“Financial Statements” has the meaning set forth in Section 4.5.

“FSA” has the meaning set forth in Section 6.7(e).

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof.

“Gannett Printing Contract” means the Printing Agreement between Gannett Satellite Information Network Inc. and Stephens Media, LLC dated May 31, 2011.

“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state, local, or municipal government, foreign, international, multinational or other government, including any department, commission, board, agency, bureau, official or other regulatory, administrative or judicial authority thereof.

“Hazardous Materials” means any hazardous substances, hazardous wastes, hazardous materials, solid wastes, toxic substances, toxic wastes, radioactive materials, radioactive wastes, PCBs, asbestos, petroleum products and by-products, petroleum wastes, pollutants, contaminants, and any other substances, materials, chemicals or wastes (whether gaseous, liquid or solid) that are regulated pursuant to Environmental Health and Safety Requirements.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Improvements” means any building or other structure located on the Owned Real Property with respect to which any Seller holds a fee ownership interest and that is used in connection with the operation of the Business.

“Income Taxes” means any federal, state, county, provincial, local or foreign income, business profits or other similar Tax, any withholding or estimated Tax related thereto, any interest and penalties (civil or criminal) thereon or additions thereto, and any expenses incurred in connection with the determination, settlement or litigation of any Liabilities related to any such Tax.

“Incorporated Open Source Software” has the meaning set forth in Section 4.11(d).

“Indemnitee” means any Person that is seeking indemnification from an Indemnitor pursuant to the provisions of this Agreement.

“Indemnitor” means any party hereto from which any Indemnitee is seeking indemnification pursuant to the provisions of this Agreement.

“Independent Expert” has the meaning set forth in Section 2.6(e).

“Intellectual Property” means all of the following anywhere in the world and all legal right, title or interest in the following arising under Law: (a) patents and applications for patents and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part; (b) copyright registrations and applications, copyrightable works, whether registered or unregistered, and pending applications to register the same, renewals and extensions in connection with any such registrations, and all other corresponding rights; (c) trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing; (d) inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data, trade secrets, confidential business information, manufacturing and production processes and techniques, marketing and business data, advertising and promotional materials, customer, supplier lists and information, and other proprietary information; (e) computer software (including source, object code and executable code), firmware, development tools, algorithms, files, records, technical drawings and related documentation, data and manuals; and (f) databases and data collections.

“IRS” has the meaning set forth in Section 4.15(c).

“Knowledge” of either the Sellers or the Purchaser or Sellers’ Knowledge or the Purchaser’s Knowledge means, with respect to any fact or matter, the current actual knowledge after reasonable investigation of (a) with respect to the Sellers, the persons set forth on Section 1.1(a) of the Seller Disclosure Schedule, and (b) with respect to the Purchaser, the management of the Purchaser, in each case such reasonable investigation to include inquiry by such persons of persons responsible for the matters at interest.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity.

“Leased Real Property” means all real property leased by any Seller and Related to the Business.

“Leases” means all Contracts to which any Seller is a party providing for the lease by any Seller of Leased Real Property.

“Letter Agreement” has the meaning set forth in Section 3.2(l).

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, matured or unmatured or determined or determinable, including those arising under any Law, Action, Order, Contract or Benefit Plan.

“Licensed Intellectual Property” means any Intellectual Property owned by any Person other than the Sellers and that is Related to the Business.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge or security interest in respect of such property or asset.

“Local Tax Returns” means any state or local Tax Returns related to the Purchased Assets which prior to the Closing Date were prepared and filed by or on behalf of the Sellers, other than sales Tax Returns which are required to be filed by Sellers. For the avoidance of doubt, Local Tax Returns shall not include any state or federal Tax Returns for Income Taxes.

“Losses” has the meaning set forth in Section 9.2.

“Material Adverse Effect” means any event, occurrence, effect or change that, individually or in the aggregate, (a) would have (or would reasonably be expected to have) a material adverse effect on the Business, taken as a whole or (b) materially impairs the ability of any Seller to consummate, or prevents or materially delays, the transactions contemplated by this Agreement or the Ancillary Agreements; provided, however, that Material Adverse Effect shall not include any event, occurrence, effect or change resulting from: (i) any change affecting general national, international, regional or local political, economic, financial or capital market conditions, including changes in interest or exchange rates; (ii) any change generally affecting the industries in which the Business operates; (iii) any change in applicable Law or GAAP, or any interpretation thereof; (iv) acts of war, sabotage or terrorism, or any escalation or worsening thereof; (v) any change relating to or arising from the execution, announcement or pendency of this Agreement, the Ancillary Agreements or any of the transactions contemplated hereby or thereby (but excluding any event, occurrence, effect or change resulting from any breach by any Seller of any of the provisions hereof); (vi) any action contemplated by this Agreement or taken at the request of the Purchaser; and (vii) any failure of the Business to meet any projections (provided, however, that this clause (vii) shall not exclude the underlying cause of any such failure if such cause otherwise constitutes a Material Adverse Effect); provided, further, that any event, occurrence, effect or change that results from the matters set forth in clauses (i), (ii), (iii), or (iv) may be taken into account in determining whether a “Material Adverse Effect” has occurred, or would occur, in each case to the extent such any event, occurrence, effect or change has a materially disproportionate, adverse impact on the Business, taken as a whole, relative to other businesses operating in the industry in which the Business operates.

“Material Contract” has the meaning set forth in Section 4.13(b).

“Material Owned Intellectual Property” means (i) the Specified Owned Intellectual Property and (ii) any material Owned Intellectual Property, in all instances, for which applications or registrations have been filed or issued with the appropriate Governmental Entity.

“Non-Competition Agreements” has the meaning set forth in the Recitals.

“Non-Solicitation Covenant” has the meaning set forth in the Recitals.

“Notice of Objection” has the meaning set forth in Section 2.6(d).

“OFAC” has the meaning set forth in Section 4.23.

“Order” means any order, award, injunction, judgment, decree, ruling or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Owned Intellectual Property” means all Intellectual Property owned by the Sellers and Related to the Business, including rights thereunder, remedies against past, present, and future infringements thereof, and rights to protection of past, present and future interests therein under the laws of all jurisdictions.

“Owned Real Property” means all real property and interests in real property owned in fee by any Seller and Related to the Business other than interests in real property that are included within the definition of Excluded Assets.

“Parent” has the meaning set forth in the Recitals.

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“Permit” means any permit, authorization, approval, consent, license or franchise of or from any Governmental Entity or pursuant to any Law.

“Permitted Liens” means: (a) Liens for Taxes and other governmental charges and assessments which are not yet due or delinquent, are being contested in good faith in accordance with applicable Law or that may hereafter be paid without material interest or penalty; (b) workers’, carriers’ and mechanics’ or other similar Liens incurred in the ordinary course of the Business for sums not yet due or delinquent, or which are being contested in good faith in accordance with applicable Law (it being agreed that such contests and any Liabilities resulting therefrom shall be Excluded Liabilities); (c) zoning, building and land use Laws, ordinances, orders, decrees, restrictions and conditions imposed by any Governmental Entity; (d) title imperfections that are immaterial in character, amount and extent and which do not materially detract from the value or materially interfere with the present use of the properties they affect; (e) matters set forth in Schedule B-II of the Title Commitments delivered to Purchaser as of the date of this Agreement; (f) matters shown on those Surveys delivered to Purchaser as of the date of this Agreement; and (g) matters shown on the Title Commitments and Surveys delivered to Purchaser after the date of this Agreement that are immaterial in character and extent and which do not materially detract from the value or do not materially interfere with the present use of the property shown on such Surveys; provided, however, that Permitted Liens shall not include any Liens, delinquencies or charges affecting any of the Owned Real Property or a Seller’s interest in the Leased Real Property, which such Liens, delinquencies or other charges shall be released or paid by the Sellers, as the case may be, at or prior to Closing in accordance with customary conveyancing practices.

“Person” means any individual, corporation, limited liability company, partnership, association, joint stock company, trust, estate, joint venture, unincorporated entity, governmental entity or any other entity of any kind.

“Post-Closing Environmental Liabilities” means Liabilities to the extent arising out of or resulting from: (a) any violation of any applicable Environmental, Health and Safety Requirements by Purchaser, its Affiliates and/or any other Person under their control related to facts, circumstances or conditions to the extent arising after the Closing Date in connection with any Real Property or any of the Purchased Assets; (b) the treatment, storage, transportation or disposal of Hazardous Materials by Purchaser, its Affiliates and/or any other Person under their control after the Closing Date at the Real Property; and (c) any environmental conditions at, on, in, under or from any Real Property to the extent caused, exacerbated or contributed to by the Purchaser, its Affiliates and/or any other Person under their control after the Closing Date.

“Post-Closing Tax Period” has the meaning set forth in Section 6.8(b).

“Pre-Closing Environmental Liabilities” means Liabilities to the extent arising out of or resulting from: (a) any violation of any applicable Environmental, Health and Safety Requirements in connection with the Business, Real Property or the Purchased Assets with respect to the period on or prior to the Closing Date or relating to or resulting from conditions existing or activities or omissions to the extent occurring prior to the Closing Date; (b) the treatment, storage, transportation or disposal of Hazardous Materials on or prior to the Closing Date at the Real Property; (c) the ownership, operation, occupancy or redevelopment of any Real Property or any of the Purchased Assets prior to the Closing Date; and (d) any environmental conditions at, on, in, under or from any Real Property existing prior to the Closing Date.

“Pre-Closing Tax Period” has the meaning set forth in Section 6.8(b).

“Publications” has the meaning set forth in Section 2.1(k).

“Purchase Price” has the meaning set forth in Section 2.5.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Purchaser” has the meaning set forth in the preamble hereto.

“Purchaser’s Environmental Insurance Policy” means an environmental insurance policy obtained by Purchaser providing coverage, subject to the exclusions contained therein, for pollution conditions with (a) a minimum term of ten (10) years, (b) a minimum of $5,000,000 in single occurrence and aggregate coverage and (c) a deductible or self-retention of no greater than $100,000 per occurrence, which coverage shall be acceptable to the Purchaser in its reasonable discretion and which shall be bound as of the Closing.

“Real Property” has the meaning set forth in Section 4.10(c).

“Related to the Business” means used, held for use or acquired or developed for use, in the Business or otherwise primarily relating to, or arising out of, the operation or conduct of the Business.

“Response Action” has the meaning set forth in Section 9.6(e).

“Review Period” has the meaning set forth in Section 2.6(d).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the preamble hereto.

“Seller Disclosure Schedule” has the meaning set forth in the preamble to Article IV.

“Seller Source Code” has the meaning set forth in Section 4.11(d).

“Seller Title Cure Right” has the meaning set forth in Section 7.2(g).

“Sellers” has the meaning set forth in the preamble hereto.

“Severance Obligations” shall mean any amounts owed pursuant to the Stephens Media severance policy set forth on Section 2.3(g) of the Seller Disclosure Schedule to a Business Employee that does not become a Transferred Employee, excluding any severance that may be owed to Ed Moss or Mark Hinueber.

“Specified Owned Intellectual Property” shall mean the Owned Intellectual Property set forth in Section 1.1(c) of the Seller Disclosure Schedule.

“Specified Representations” has the meaning set forth in Section 9.1.

“Statement of Working Capital” has the meaning set forth in Section 2.6(c).

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture or other legal entity of any kind of which such Person (either alone or through or together with one or more of its other Subsidiaries) owns, directly or indirectly, more than 50% of the capital stock or other equity interests the holders of which are (a) generally entitled to vote for the election of the board of directors or other governing body of such legal entity or (b) generally entitled to share in the profits or capital of such legal entity.

“Surveys” means the surveys of the Real Property listed on Exhibit C.

“Target Working Capital” means negative two million dollars ($2,000,000.00).

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, transfer, real property transfer, deed, stamp, recording, documentary, registration, stock, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, workers’ compensation, capital, premium, and other taxes.

“Taxing Authority” means any Governmental Entity having jurisdiction with respect to any Tax.

“Third Party Claim” has the meaning set forth in Section 9.4(a).

“Third Party Defense” has the meaning set forth in Section 9.4(b).

“Title Commitments” means the title commitments listed on Exhibit D issued by the Title Company.

“Title Company” means Fidelity National Title Company.

“Trademark Assignments” has the meaning set forth in Section 3.2(c).

“Transferred Employee” has the meaning set forth in Section 6.7(b).

“Transition Lease” means that certain lease agreement, substantially in the form attached hereto as Exhibit E, pursuant to which the Purchaser shall lease for one year approximately 18,000 sq. rentable feet of contiguous office space in the Seller’s building at 3600 Wheeler Ave., Fort Smith, Arkansas, at a gross annual rent at a rate of $234,000.00 per annum.

“Transition Services Agreement” has the meaning set forth in Section 3.2(i).

“WARN” has the meaning set forth in Section 4.16(c).

“Working Capital” means, as at a specified date and without duplication, an amount equal to (a) the sum of all accounts and notes receivable (net), inventories (net), current prepaid assets and other current assets of the Business (including any premiums related to the group health plan(s) covering any Business Employees that are prepaid by the Sellers), other than the Excluded Assets (the “Current Assets”), minus (b) the sum of all accounts and notes payable, unexpired subscriptions and other current liabilities of the Business (excluding any amounts (i) that are miscellaneous non-trade payables, (ii) that are abandoned property, (iii) Accrued Employee Liabilities, or (iv) Severance Obligations), other than the Excluded Liabilities (the “Current Liabilities”). Working Capital shall be calculated as set forth on Section 1.1(d) of the Seller Disclosure Schedule. For the avoidance of doubt, Working Capital as of the Closing Date shall not include any liabilities with respect to any costs and expenses incurred by the Sellers in connection with this Agreement and the transactions contemplated hereby (including any legal, accounting, financial advisory, consulting and all other fees and expenses of third parties in connection therewith), all of which shall be Excluded Liabilities that are retained by the Sellers.

“$” means United States dollars.

Section 1.2 Construction. For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (a) words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders; (b) references herein to “Articles,” “Sections,” “subsections” and other subdivisions, and to Exhibits, Schedules, Annexes and other attachments, without reference to a document are to the specified Articles, Sections, subsections and other subdivisions of, and Exhibits, Schedules, Annexes and other attachments to, this Agreement; (c) a reference to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears; (d) the words “herein,” “hereof,” “hereunder,” “hereby” and other words of similar import refer to this Agreement as a whole and not to any particular provision; (e) the words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation;” and (f) all accounting terms used and not expressly defined herein have the respective meanings given to them under GAAP.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Sellers shall sell, assign, transfer, convey and deliver to the Purchaser, or to one or more Affiliates of the Purchaser designated by the Purchaser at least ten (10) Business Days prior to the Closing, and the Purchaser shall purchase, acquire and accept, or cause to be purchased, acquired and accepted, from the Sellers, the entire right, title and interest of the Sellers, to the extent assignable, in, to and under all of the assets, properties and rights of every kind and description, real, personal and mixed, tangible and intangible, wherever situated, that are Related to the Business, other than the Excluded Assets (collectively, the “Purchased Assets”), including:

(a) all Real Property, together with all buildings, fixtures, structures, signage and Improvements erected or located on or in the Real Property other than the two Arkansas real estate assets (located at 3600 Wheeler Ave. and 910 Rogers Avenue, Fort Smith, Arkansas) and one Nevada real estate asset (a condominium at 860 Pantera Place, Unit 2008, Las Vegas);

(b) all raw materials, work-in-process, finished goods, supplies, spare parts, packaging materials and other inventories Related to the Business, including all such items (i) located on the Real Property and (ii) in transit from suppliers of the Business;

(c) all Equipment Related to the Business, including all Equipment located at or on the Real Property, but excluding that Equipment identified in Section 2.2(n);

(d) all Owned Intellectual Property;

(e) all Contracts Related to the Business or the Real Property (other than (x) any intercompany leases or other arrangements, all of which will be terminated by the Sellers prior to the Closing, (y) any Collective Bargaining Agreement and (z) any Contracts related to the Benefit Plans), including the Contracts (i) set forth in Section 4.13(a) of the Seller Disclosure Schedules or (ii) Related to the Business that are entered into by any Seller between the date hereof and the Closing Date in compliance with the provisions of this Agreement (collectively, the “Assigned Contracts”); provided, however, that any time prior to the Closing Date, the Purchaser may elect to remove any Contract providing for payment or receipt by the Sellers of aggregate annual payments to or from the Sellers in excess of $500,000 that has not been made available to the Purchaser prior to the date of this Agreement from the Contracts that would otherwise be Assigned Contracts pursuant to this Section 2.1(e) by giving reasonably detailed written notice thereof to the Sellers and, upon such designation, each such designated Contract shall cease to be an Assigned Contract and shall be an Excluded Asset for all purposes of this Agreement;

(f) all Current Assets as of the Closing Date;

(g) all Business Permits to the extent transferable;

(h) all Books and Records;

(i) all claims, causes of action, choses in action, lawsuits, rights of recovery, and other claims of any nature in favor of the Sellers that are Related to the Business (except for with respect to Excluded Assets), the Purchased Assets or the Assumed Liabilities, including all rights under all warranties, representations, indemnities, guarantees and similar rights;

(j) all credits, prepaid expenses and security deposits Related to the Business, including any premiums related to the group health plan(s) covering any Business Employees that are prepaid by the Sellers;

(k) all of the Sellers’ rights in all publications, including each of the publications referred to in Section 2.1(k) of the Seller Disclosure Schedule, and all of the Sellers rights to prepare, publish, sell and distribute such publications and any other publications, extensions (including websites) or spin offs derived from such publications or related thereto in all languages (collectively, the “Publications”);

(l) all inventories of back and current issues of the Publications; editorial material, work in process, finished goods, manuscripts, notes and drafts, graphic artwork, cuts, photographs and negatives; promotional materials, inserts, and direct mail materials; stationery, supplies, purchase orders, forms, labels, shipping materials and catalogs, in the case of each of the foregoing, that are owned by the Sellers and to the extent the foregoing relate to the Publications;

(m) all circulation, delivery and mailing lists and carrier routes maintained by the Sellers to the extent they relate to any of the Publications, all data related to such lists, all circulation readership studies, audience surveys and research, and all other mailing lists, together with all records, reports and tapes of computer data, in the case of each of the foregoing, that are owned by the Sellers and to the extent the foregoing relate to any of the Publications;

(n) all of the advertising contracts, space reservations and insertion orders to the extent they relate to the placement of advertising in any of the Publications with respect to all dates occurring after the Closing Date;

(o) all subscriptions and orders to the extent they relate to any of the Publications;

(p) all film negatives, disks, art files (including electronic files) and designs that are owned by the Sellers and used in the Business; and

(q) all goodwill and other intangible assets, if any, Related to the Business as a going concern.

Section 2.2 Excluded Assets. Notwithstanding anything to the contrary contained herein, the Purchased Assets do not include, nor is any Seller selling, assigning, transferring, conveying or delivering, and neither the Purchaser nor any Affiliate of the Purchaser is purchasing, acquiring or accepting from any Seller, any of the following assets, properties or rights (collectively, the “Excluded Assets”):

(a) all cash, cash-in-transit, cash equivalents and bank accounts of the Sellers;

(b) all Contracts that are not Assigned Contracts;

(c) the corporate seals, minute books, stock books, Tax Returns, books of account or other records having to do with the organization of the Sellers that are not expressly designated in Section 2.1 as Purchased Assets;

(d) any Intellectual Property that is not Business Intellectual Property;

(e) the equity interests in the Sellers and any equity interest in Northwest Arkansas Newspapers LLC, an Arkansas limited liability company;

(f) the rights of the Sellers under this Agreement and the Ancillary Agreements;

(g) all assets attributable to Benefit Plans;

(h) any assets, properties and rights not otherwise identified as a Purchased Asset and not Related to the Business;

(i) refunds of Taxes and tax loss carry-forwards related to periods prior to the Closing Date;

(j) all amounts payable to any Seller due from any Affiliate thereof;

(k) all Collective Bargaining Agreements;

(l) any insurance policies and rights, claims or causes of action thereunder with respect to any Excluded Assets;

(m) any insurance proceeds received by Sellers or any of their Affiliates following the date hereof in respect of any Purchased Asset to replace or repair such Purchased Asset but only to the extent such Purchased Asset is not repaired or replaced on or by the Closing Date;

(n) the assets, properties and rights set forth on Section 2.2(n) of the Seller Disclosure Schedule including, but not limited to the two Arkansas real estate assets (located at 3600 Wheeler Ave. and 910 Rogers Avenue, Fort Smith, Arkansas) and one Nevada real estate asset (a condominium located at 860 Pantera Place, Unit 2008, Las Vegas);

(o) all Employee Loans; and

(p) all claims, causes of action, choses in action, lawsuits, rights of recovery and other claims of any nature in favor of the Sellers to the extent related to any Excluded Asset or any Excluded Liability.

Section 2.3 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, the Purchaser shall assume effective as of the Closing, and from and after the Closing the Purchaser shall pay, discharge or perform when due, as appropriate, the following Liabilities of the Business (collectively, the “Assumed Liabilities”):

(a) all Current Liabilities to the extent included in the computation of Closing Working Capital;

(b) all Liabilities in respect of the Assigned Contracts required to be performed after the Closing Date;

(c) all Liabilities of the Sellers under the Permitted Liens to the extent such Permitted Liens secure an Assumed Liability set forth in Sections 2.3(a)-(f) or are covered by any title policy obtained by the Purchaser from the Title Company;

(d) all Liabilities associated with or relating to the ownership or operation of the Purchased Assets, the operation and occupancy of the Real Property (other than Pre-Closing Environmental Liabilities) and the operation of the Business, in each case, to the extent related to facts, circumstances or conditions to the extent arising after the Closing Date;

(e) all WARN Act liabilities of the Sellers that result from Purchaser’s failure to make offers of employment or subsequent termination of any Business Employees by the Purchaser, in each case with respect to the employees of any of the Sellers;

(f) all Post-Closing Environmental Liabilities;

(g) all Severance Obligations, and

(h) all obligations relating to the Sellers’ obligation to provide COBRA continuation coverage from and after the Closing Date (or if later, the date of Sellers’ termination of its group health plans) with respect to any “M&A qualified beneficiary” as defined in Treasury Regulation section 54.4980B-9, Q&A-4, which obligations shall be assumed by the Purchaser pursuant to Treasury regulations section 54.4980B-9, Q&A-8(c).

Section 2.4 Excluded Liabilities. Neither the Purchaser nor any of its Affiliates shall assume any Liabilities of the Sellers other than the Assumed Liabilities (such unassumed Liabilities, the “Excluded Liabilities”), including:

(a) all Liabilities for Taxes relating to the Business or the Purchased Assets for any Pre-Closing Tax Period, except to the extent taken into account in the computation of Closing Working Capital;

(b) all Liabilities in respect of the Excluded Assets;

(c) all Pre-Closing Environmental Liabilities;

(d) any Liability under any indemnification or other obligation pursuant to any Lease that arises from or relates to any Excluded Liability;

(e) all Liabilities relating to Business Employees with respect to any period prior to the Closing Date, other than Severance Obligations, if applicable;

(f) all Liabilities owed by the Sellers to any Affiliate of the Sellers or any Subsidiary of the Sellers;

(g) any Liability of the Sellers for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby;

(h) any Liabilities relating to the Benefit Plans (including, but not limited to, liability for any claims incurred while the Business Employees are covered by the Benefit Plans and any withdrawal liability with respect to any multiemployer plan) other than those expressly designated herein as Assumed Liabilities;

(i) any indebtedness for borrowed money or guarantees thereof outstanding as of the Closing Date, other than current accounts payable or accrued expenses of the Sellers Relating to the Business incurred or accrued in the ordinary course of business, except to the extent taken into account in the computation of Closing Working Capital;

(j) all Liabilities of the Sellers relating to or arising from misclassification of any person as an independent contractor or as an exempt (vs. non-exempt employee), including but not limited to Liabilities for overtime wages, benefits and payments of employment-related Taxes;

(k) all Liabilities with respect to any Action (excluding any Action related to Pre-Closing or Post-Closing Environmental Liabilities) to the extent such Action is caused by or arises out of facts, circumstances or conditions existing on or prior to the Closing Date (and, with respect to Actions arising under or relating to Liabilities pursuant to Environmental, Health and Safety Requirements, as consistent with the parties’ rights and obligations pursuant to the “Pre-Closing Environmental Liabilities” and “Post-Closing Environmental Liabilities” definitions and the indemnity provisions in Article IX);

(l) all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by the Sellers in connection with this Agreement, any Ancillary Agreement and the transactions contemplated hereby or thereby;

(m) all Liabilities of the Sellers with respect to the sale of the Hawaii Tribune-Herald of Hilo, including any liabilities of the Sellers for any multiemployer defined benefit pension plan and withdrawal liability associated therewith; and

(n) any Liability of the Sellers under this Agreement, any Ancillary Agreement or under any side agreement between any Seller on the one hand and the Purchaser on the other hand entered into on or after the date of this Agreement.

Section 2.5 Purchase Price. The consideration to be paid by the Purchaser to the Sellers for the Purchased Assets (the “Purchase Price”) shall be comprised of (a) an aggregate cash amount equal to the Cash Consideration (as determined in accordance with in Section 2.6), plus (b) the assumption of the Assumed Liabilities.

Section 2.6 Purchase Price Adjustment.

(a) For purposes of determining the aggregate cash amount to be paid by the Purchaser to the Sellers at the Closing pursuant to Section 2.5, not more than five Business Days, but in no event less than three Business Days, before the Closing, the Sellers shall prepare and deliver to the Purchaser a statement setting forth in reasonable detail the Sellers’ estimate of Working Capital of the Business (the “Estimated Working Capital”), as of the close of business on the day immediately preceding the Closing Date.

(b) The consideration payable at the Closing (the “Closing Cash Consideration”) shall be an amount equal to (i) Base Cash Consideration, (ii) (A) plus, if Estimated Working Capital exceeds the Target Working Capital, an amount equal to the amount by which Estimated Working Capital exceeds the Target Working Capital, or (B) minus, if the Target Working Capital exceeds the Estimated Working Capital, an amount equal to the amount by which Target Working Capital exceeds the Estimated Working Capital.

(c) Within 60 days after the Closing Date, the Sellers will prepare, or cause to be prepared, and deliver to the Purchaser a statement (the “Statement of Working Capital”) setting forth the Sellers’ calculation of the Working Capital, in each case as of the close of business on the day immediately preceding the Closing Date (the “Closing Working Capital”).

(d) Upon receipt from the Sellers, the Purchaser shall have 60 days to review the Statement of Working Capital (the “Review Period”). If the Purchaser disagrees with the Sellers’ computation of Closing Working Capital, the Purchaser may, on or prior to the last day of the Review Period, deliver a notice to the Sellers (the “Notice of Objection”), which sets forth its objections to the Sellers’ calculation of Closing Working Capital; provided, however, that the Notice of Objection shall include only objections based on (i) non-compliance with the accounting principles used in preparation of the illustrative calculation of Working Capital set forth on Section 1.1(d) of the Seller Disclosure Schedule, or (ii) mathematical or factual errors in the computation of Closing Working Capital. Any Notice of Objection shall specify those items or amounts with which the Purchaser disagrees, together with a detailed explanation of the reasons for disagreement with each such item or amount, and shall set forth the Purchaser’s calculation of Closing Working Capital based on such objections. To the extent not set forth in the Notice of Objection, the Purchaser shall be deemed to have agreed with the Sellers’ calculation of all other items and amounts contained in the Statement of Working Capital.

(e) Unless the Purchaser delivers the Notice of Objection to the Sellers within the Review Period, the Purchaser shall be deemed to have accepted the Sellers’ calculation of Closing Working Capital and the Statement of Working Capital shall be final, conclusive and binding on the parties hereto. If the Purchaser delivers the Notice of Objection to the Sellers within the Review Period, the Sellers and the Purchaser shall, during the 30 days following such delivery or any mutually agreed extension of such time period, use their commercially reasonable efforts to reach agreement on the disputed items and amounts in order to determine the amount of Closing Working Capital. If, at the end of such period or any mutually agreed extension thereof, the Purchaser and the Sellers are unable to resolve their disagreements, they shall jointly retain and refer their disagreements to PricewaterhouseCoopers (the “Independent Expert”) or, if such firm is unwilling or unable so to act, each of the Purchaser and the Sellers shall select one such firm and those two firms shall select a third firm, which third firm shall be the “Independent Expert”. The parties shall instruct the Independent Expert promptly to review this Section 2.6 and to determine, solely with respect to the disputed items and amounts so submitted, whether and to what extent, if any, the Closing Working Capital set forth in the Statement of Working Capital requires adjustment. The Independent Expert shall base its determination solely on written submissions by the Purchaser and the Sellers and not on an independent review. The Purchaser and the Sellers shall make available to the Independent Expert all relevant books and records and other items reasonably requested by the Independent Expert. The parties shall request that the Independent Expert deliver to the Purchaser and the Sellers, as promptly as practicable but in no event later than 45 days after its retention, a written report that sets forth its resolution of the disputed items and amounts and its calculation of Closing Working Capital; provided, however, that with respect to each disputed item in relation to the computation of the Closing Working Capital, the Independent Expert shall adopt the position of either the Sellers or the Purchaser with respect to such item. The decision of the Independent Expert shall be final, conclusive and binding on the parties. The costs and expenses of the Independent Expert shall be allocated between the parties based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party.

(f) Within three Business Days after Closing Working Capital has been finally determined pursuant to this Section 2.6:

(i) if the Closing Working Capital is less than the Estimated Working Capital, the Sellers shall pay to the Purchaser, as an adjustment to the Purchase Price, in the manner and with interest as provided in this Section 2.6, an amount of cash equal to the difference between the Estimated Working Capital and Closing Working Capital; or

(ii) if the Closing Working Capital exceeds the Estimated Working Capital, the Purchaser shall pay to the Sellers, in the manner and with interest as provided in this Section 2.6, an amount of cash equal to the difference between the Estimated Working Capital and the Closing Working Capital.

(g) Any payment required to be made pursuant to Section 2.6(f) shall be made by the party required to make such payment by wire transfer of immediately available funds to an account designated in writing by the party entitled to receive such payment at least one Business Day prior to such transfer. The amount of any such payment shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the “prime rate” as published in the Wall Street Journal, Eastern Edition, in effect from time to time during the period from the Closing Date to but excluding the date of payment. Such interest shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding.

Section 2.7 Allocation of Purchase Price. The Sellers shall prepare a proposed allocation of the Purchase Price (and liabilities treated as assumed for Tax purposes and other capitalized costs) among the Purchased Assets in accordance with Code Section 1060 and the Treasury regulations thereunder (and any similar provision of state, local or foreign law, as appropriate). The Sellers shall deliver such proposed allocation to the Purchaser not later than 30 days following the final resolution of the Closing Working Capital pursuant to Section 2.6. If the Purchaser and the Sellers agree upon such proposed allocation, then such proposed allocation shall become the final allocation (the “Final Allocation”). If the Purchaser raises any objections in respect of the proposed allocation, then the Purchaser and the Sellers shall negotiate in good faith until they will have resolved all such objections and the so negotiated allocation shall become the Final Allocation. The Sellers and the Purchaser and their Affiliates shall report, act and file Tax Returns (including Internal Revenue Service Form 8594) in all respects and for all Tax purposes consistent with such Final Allocation. The Purchaser shall timely and properly prepared, execute, file and deliver all such documents, forms and other information as the Sellers may reasonably request to prepare such Final Allocation. None of the Sellers or the Purchaser (nor their Affiliates) shall take any Tax position (whether in audits, Tax Returns or otherwise) that is inconsistent with such Final Allocation unless required to do so by applicable Law. If, after the proposed allocation becomes the Final Allocation, any event occurs that will result in an adjustment of the Purchase Price (including pursuant to Section 2.6), then the Purchaser and the Sellers (and their respective Affiliates) shall amend the Final Allocation accordingly.

Section 2.8 Consents. The Purchaser acknowledges that consents and waivers with respect to the transactions contemplated by this Agreement and the Ancillary Agreements may be required from parties to Contracts to which any Seller is a party, including certain of the Contracts listed on the Seller Disclosure Schedule, or with respect to other Purchased Assets, and that such consents and waivers may not be obtained. The Sellers agree (x) to give all required notices to third parties, and (y) to use commercially reasonable efforts to obtain all such third-party consents and waivers, without any material conditions to such consent or waiver or changes or modifications of terms thereunder. If any such consent or waiver is not obtained prior to Closing, the Sellers and the Purchaser shall cooperate in any reasonable arrangement pursuant to which (A) the Sellers and the Purchaser shall both use commercially reasonable efforts to obtain all such consents and (B) the Sellers shall, to the greatest extent permitted by

Law and any such Contract (including by acting as an agent of the Purchaser), hold such Contract or any claim, right or benefit arising thereunder or resulting therefrom in trust for the benefit of the Purchaser such that the Purchaser receives the interest of the Sellers in the benefits therefrom, net of any reasonable expenses incurred by the Sellers or any Affiliate thereof in connection with such arrangement until such time as such authorization, approval, consent or waiver is obtained. Except as to any Contract providing for payment or receipt by the Sellers of aggregate annual payments in excess of $500,000 that has not been made available to the Purchaser prior the date of this Agreement, the Purchaser agrees that except as provided in this Section 2.8 or Section 9.2, the Sellers shall not have any liability to the Purchaser arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the transactions contemplated by this Agreement or the Ancillary Agreement or because of the termination of any Contract as a result thereof. With respect to any consent or waiver of a third party set forth in Section 7.2(e), the Sellers shall be obligated to pay, or cause to be paid, all amounts that may be contractually required to be paid to any third party and any reasonable fees and expenses that the third party incurs and contractually requires reimbursement in connection with any such consents or waivers. Notwithstanding that any such consent or waiver (other than any consents and waivers set forth in Section 7.2(e)) is not obtained prior to the Closing, the Closing shall take place on the terms set forth herein.

ARTICLE III

CLOSING

Section 3.1 Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of New Media Investment Group Inc., 175 Sully’s Trail, Pittsford, NY 14534, at 10:00 a.m. on February 27, 2015 or such later date to be specified by the parties which shall be no later than three Business Days after satisfaction (or waiver as provided herein) of the conditions set forth in Article VII (other than those conditions that by their nature will be satisfied at the Closing), unless another time, date or place is agreed to by the parties. The date on which the Closing occurs is referred to herein as the “Closing Date,” and the Closing will be deemed effective as of 12:01 a.m. Eastern Time on the Closing Date.

Section 3.2 Deliveries by the Sellers at the Closing. At the Closing, the Sellers shall deliver to the Purchaser or such Subsidiaries or other designees that the Purchaser may designate prior to Closing the following:

(a) One or more Bills of Sale in the form of Exhibit F, duly executed by the Sellers (each a “Bill of Sale”);

(b) an Assignment and Assumption Agreement in the form of Exhibit G (the “Assignment and Assumption Agreement”), duly executed by the Sellers;

(c) Trademark Assignments in the form of Exhibit H (the “Trademark Assignments”), duly executed by the Sellers;

(d) Domain Name Assignments in the form of Exhibit I (the “Domain Name Assignments”), duly executed by the Sellers;

(e) a deed conveying title to each parcel of Owned Real Property, containing a special or limited warranty in all cases in which the Sellers received a special or limited warranty deed at the time such Sellers acquired the respective parcel of Owned Real Property, and otherwise containing covenants against grantor’s acts (the “Deeds”), duly executed by Sellers;

(f) the Surveys duly certified to Purchaser and the Title Company in a form reasonably acceptable to Purchaser and the Title Company;

(g) subject to the Seller Title Cure Right, such other documents as may be customarily or reasonably required by the Title Company (which shall be delivered to the Title Company) or as may be agreed upon by the Sellers and the Purchaser to consummate (i) the purchase of the Owned Real Property and (ii) the delivery of owner’s title policies for the Owned Real Property subject to the matters set forth in Schedule B-II of the Title Commitments together with such endorsements and extended and affirmative coverages as may reasonably be required by the Purchaser.

(h) an Assignment and Assumption of Lease with respect to each Contract for Leased Real Property (each, an “Assignment and Assumption of Lease”), duly executed by each relevant Seller;

(i) a Transition Services Agreement in the form of Exhibit J (the “Transition Services Agreement”), duly executed by Stephens Investments Holdings LLC;

(j) the Transition Lease, duly executed by the Sellers;

(k) a completed certification of non-foreign status pursuant to Section 1.1445-2(b)(2) of the Treasury regulations, duly executed by Sellers;

(l) a Letter Agreement in the form of Exhibit K (the “Letter Agreement”), duly executed by Sellers;

(m) assignment and assumption agreements for (i) the Mark and Domain Name License Agreement and (ii) the Amended JOA, each in a form reasonably satisfactory to the Purchaser; and

(n) the certificate referred to in Section 7.2(c).

Section 3.3 Deliveries by the Purchaser at the Closing. At the Closing, the Purchaser shall deliver to the Sellers the following:

(a) the Closing Cash Consideration by wire transfer of immediately available funds to an account or accounts designated in writing by the Sellers to the Purchaser no later than three Business Days prior to the Closing Date;

(b) the Assignment and Assumption Agreement, duly executed by the Purchaser;

(c) the Assignments and Assumptions of Lease, duly executed by the Purchaser;

(d) the Transition Services Agreement, duly executed by the Purchaser;

(e) the terms of offers of employment referred to in Section 6.7(b); and

(f) the certificate referred to in Section 7.3(c).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers jointly and severally represent and warrant to the Purchaser that each statement contained in this Article IV is true and correct as of the date hereof and as of the Closing Date (or if made as of a specified date, as of such date), except as set forth in the disclosure schedule dated and delivered as of the date hereof by the Sellers to the Purchaser (collectively, the “Seller Disclosure Schedule”). The Seller Disclosure Schedule has been arranged for purposes of convenience only in sections corresponding to the Sections of this Article IV and other Sections of this Agreement that may reference the Seller Disclosure Schedule.

Section 4.1 Organization and Good Standing. Each Seller is duly organized, validly existing and in good standing (in the case of good standing, to the extent such state recognizes such concept) under the Laws of the jurisdiction of its organization, has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification (in the case of good standing, to the extent such state recognizes such concept), except where the failure to be so qualified would not have a Material Adverse Effect.

Section 4.2 Authority and Enforceability. Each Seller has the requisite power and authority to enter into this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Seller of this Agreement and each Ancillary Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary entity action on the part of the Seller. This Agreement has been, and upon execution the Ancillary Agreements will be, duly executed and delivered by each Seller that are party hereto and thereto and, assuming the due authorization, execution and delivery hereof and thereof by each of the other parties hereto, this Agreement constitutes, and upon execution the Ancillary Agreements will constitute, legal, valid and binding obligations of the Sellers, enforceable against the Sellers in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency and similar Laws and for the availability of injunctive relief and other equitable remedies.

Section 4.3 Noncontravention. Assuming all consents, approvals, authorizations and other actions described in Section 4.4 have been obtained, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Sellers do not and will not (a) conflict with the certificate of incorporation, bylaws or other constitutive or governing documents of the Sellers, (b) violate any Law or Order applicable to the Sellers, the Business or any of the Purchased Assets or by which the Sellers, the Business or any of the Purchased Assets may be bound or affected, or (c) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or give to any Person any rights of termination, acceleration, modification or cancellation of, any Material Contract to which the Sellers are a party except, in the case of the immediately preceding clauses (b) and (c), where such violation, breach, default, termination, acceleration or cancellation would not have a Material Adverse Effect.

Section 4.4 Governmental Approvals. Except for the approval required under the HSR Act, no Permit or Order of, registration, declaration or filing with, or notice to, any Governmental Entity is required by Sellers in connection with the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby or in order to prevent the termination of any right, privilege, license or qualification of the Business.

Section 4.5 Financial Statements; No Undisclosed Liabilities.

(a) Set forth in Section 4.5 of the Seller Disclosure Schedule are (a) the audited consolidated balance sheet of the Business as of December 31, 2013 and the related statements of income and cash flows for the fiscal year ended on December 31, 2013 and (b) the unaudited consolidated balance sheet as of December 31, 2014 (the “Balance Sheet Date”) and the related statements of income and cash flows for the 12 month fiscal period ended on such date (collectively, the “Financial Statements”). The Financial Statements have been prepared from the Books and Records and fairly present in all material respects the financial position of the Business as of the indicated dates and the results of operations and cash flows of the Business for the specified periods in accordance with GAAP subject to, in the case of Financial Statements referred to in the immediately preceding clause (b), normal period-end audit adjustments and the absence of notes.

(b) The Business does not have any Liabilities of any nature that are required to be set forth on the face of an audited consolidated balance sheet (excluding any note disclosure) prepared in accordance with GAAP, except for Liabilities (i) reflected on the Financial Statements, (ii) incurred in the ordinary course of business since the Balance Sheet Date or which would be included in Estimated Working Capital, (iii) that would not reasonably be expected to be, individually or in the aggregate, material to the Business or (iv) incurred in connection with the transactions contemplated hereby.

Section 4.6 Taxes. With respect to Taxes:

(a) The Sellers have filed (or caused to be filed) all Tax Returns Related to the Business that it was required to file. To the Sellers’ Knowledge, all such Tax Returns were true and correct in all material respects. The Sellers currently are not the beneficiary of any extension of time within which to file any Tax Return Related to the Business. To the Sellers’ Knowledge, there are no Liens for Taxes (other than Permitted Liens) upon any of the Purchased Assets. To the Sellers’ Knowledge, the Sellers have withheld and paid (or caused to be withheld and paid) all Taxes Related to the Business required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party;

(b) there is no material dispute or claim concerning any Tax liability of the Sellers Related to the Business claimed or raised by any authority in writing;

(c) the Sellers have not waived any statute of limitations in respect of Taxes Related to the Business or agreed to any extension of time with respect to a Tax assessment or deficiency Related to the Business;

(d) no Governmental Entity of a jurisdiction in which the Sellers do not file Tax Returns has notified the Sellers that it may be liable to file Tax Returns in such jurisdiction; and

(e) to the Sellers’ Knowledge, no Seller has any Liability for the Taxes of any Person (other than such Seller) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax law), or as a transferee or successor, or by contract, or otherwise.

Section 4.7 Compliance with Law. The Sellers are conducting the Business in compliance with all applicable Laws, except for any such failure to be conducted in compliance that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.8 Business Permits.

(a) The Business owns or holds all Permits used or held for use or Related to the Business as currently conducted or for the ownership and use of the Purchased Assets (the “Business Permits”), except where the failure to own, hold or lawfully use any such Business Permit would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Section 4.8 of the Seller Disclosure Schedule lists all of the material Permits used or held for use or Related to the Business as currently conducted or for the ownership and use of the Purchased Assets. Except as disclosed in Section 4.8 of the Seller Disclosure Schedule, each Permit listed on Section 4.8 of the Seller Disclosure Schedule, (i) is owned, held or lawfully used by the Sellers in the operation of the Business, and (ii) is valid and in full force and effect. The Sellers have not received notice regarding any violation of, conflict with, failure to comply with the terms of, or any revocation, withdrawal, termination, cancellation, suspension or modification of, any Permit listed on Section 4.8 of the Seller Disclosure Schedule. The Sellers are not in default, nor has any Seller received written notice of any claim of default, with respect to any Permit listed on Section 4.8 of the Seller Disclosure Schedule.

Section 4.9 Title to Personal Properties; Condition of Tangible Assets; Sufficiency of Assets.

(a) Each Seller has good title to all personal property and assets included in the Purchased Assets that such Seller purports to own, free and clear of all Liens except for Permitted Liens.

(b) All Purchased Assets, in the aggregate, that are tangible property are in such operating condition and repair (subject to normal wear and tear), that they are, taken as a whole, usable to conduct the Business as it is currently being conducted;

(c) The Sellers own or lease all machinery, equipment and other tangible assets necessary for the conduct of the Business in all material respects, as conducted as of the date hereof and all such machinery, equipment and other tangible assets are included in the Purchased Assets.

(d) Except for the Excluded Assets and the rights granted to the Purchaser under the Transition Services Agreement and the other Ancillary Agreements, the Purchased Assets constitute all of the rights, property and assets reasonably sufficient to the conduct of the Business as currently conducted.

Section 4.10 Real Property.

(a) Section 4.10(a) of the Seller Disclosure Schedule sets forth the address of each parcel of Owned Real Property. With respect to each parcel of Owned Real Property:

(i) the Sellers have good and marketable fee simple title, free and clear of all Liens, except Permitted Liens;

(ii) the Sellers have not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof;

(iii) other than the rights of the Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein;

(iv) to the Knowledge of the Sellers, none of the Owned Real Property or any improvement thereon is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity with or without payment of compensation therefor and no Seller has received written notice of any condemnation, expropriation or other proceeding in eminent domain;

(v) to the Knowledge of the Sellers, the Sellers’ use of and all improvements on the Owned Real Property conform in all material respects to applicable Laws and the Sellers have not received any written notice of any violation of such Laws;

(vi) to the Knowledge of the Sellers, none of the Owned Real Property is subject to any easements, encroachments, or other matters that would be shown by a complete and accurate survey of such Owned Real Property and that would adversely affect the use and operation of such Owned Real Property as currently used and operated; and

(vii) to the Knowledge of the Sellers, each Owned Real Property is located at the address listed for such Owned Real Property on Schedule 4.10(a) of the Seller Disclosure Schedule; all Improvements are located wholly upon the Owned Real Property; and, with the exception of the Excluded Assets, each Seller is conveying to the Purchaser all of the real property owned by each Seller and related to the Business.

(b) Section 4.10(b) of the Seller Disclosure Schedule sets forth the address of each parcel of Leased Real Property. A true and complete copy of each of the Leases has been made available to Purchaser. With respect to each of the Leases:

(i) the Sellers have a valid leasehold estate in the Leased Real Property subject to such Lease, free and clear of all Liens, other than Permitted Liens;

(ii) such Lease is in full force and effect, the relevant Seller has not received any written notice of a breach of default thereunder, and to the Knowledge of Sellers, no event has occurred that, with notice or lapse of time or both, would constitute a breach or default thereunder, except for any such breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect;

(iii) except for those Leases for which consents to the transactions contemplated hereby are obtained pursuant to Section 2.8 hereof, the transactions contemplated by this Agreement do not require the consent of any other party to such Lease and will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect following the Closing;

(iv) the full amount of security required under each Lease is on deposit thereunder;

(v) the Sellers do not owe, or will not owe in connection with the transactions contemplated by this Agreement, any brokerage commissions or finder’s fees with respect to such Lease;

(vi) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest, in Sellers;

(vii) the Sellers have not subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof;

(viii) the Sellers have not collaterally assigned such Lease or granted any other Lien, other than Permitted Liens, on its leasehold interest under any Lease; and

(ix) to the Knowledge of the Sellers, the Sellers’ use of and all improvements on the Leased Real Property conform in all material respects to applicable Laws and the Sellers have not received any written notice of any violation of any such Laws.

(c) The Owned Real Property and the Leased Real Property (collectively, the “Real Property”) comprise all of the real property currently used in the Business.

(d) The Sellers have not received any written notice of a violation, relating to the Real Property, of any Law from any Governmental Entity, except as would not have a Material Adverse Effect.

(e) The Real Property is in a condition sufficient for the operation of the Business as currently conducted.

(f) To the Knowledge of the Sellers, the operation of the Business at the Owned Real Property does not violate in any material respect any recorded easement, covenant, condition, restriction or similar provision in any instrument of record affecting such Owned Real Property.

Section 4.11 Intellectual Property.

(a) The Owned Intellectual Property and the conduct of the Business is not interfering with, infringing upon or misappropriating any Intellectual Property rights of third parties, and, within the last 24 months, Sellers have not received any written charge, complaint, claim, demand or notice alleging any such interference, infringement or misappropriation (including any claim that the Sellers must license or refrain from using any Intellectual Property rights of any third party) except for matters described in this sentence that would not have a Material Adverse Effect. To the Knowledge of the Sellers, no third party is interfering with, infringing upon or misappropriating any Intellectual Property rights of the Sellers with respect to the Owned Intellectual Property.

(b) Section 4.11(b) of the Seller Disclosure Schedule identifies all Material Owned Intellectual Property, and identifies each material license, agreement or other permission that Sellers have granted to any third party with respect to any of its Owned Intellectual Property. With respect to each item of Intellectual Property identified in Section 4.11(b) of the Seller Disclosure Schedule:

(i) The Sellers possess all right, title and interest in and to the item, free and clear of any Lien, license or other restriction, other than a Permitted Lien;

(ii) no loss or expiration of the item is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms;

(iii) the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

(iv) no Action is pending, or to the Knowledge of the Sellers, except as listed on Section 4.11(b)(iv) of the Seller Disclosure Schedule, is threatened that challenges the legality, validity, enforceability, use or ownership of the item; and

(v) no Seller is currently party to any agreement to indemnify any Person for or against any interference, infringement or misappropriation with respect to the item.

(c) None of the Sellers nor any Person acting on the Sellers’ behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of any source code owned by the Sellers and Related to the Business (“Seller Source Code”). To Sellers’ Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the disclosure or delivery by or on behalf of the Sellers of any Seller Source Code. Seller Source Code includes any software source code of any Owned Intellectual Property.

(d) No software or other material that is or contains “freeware,” “free software,” “open source software” or is distributed under a similar licensing or distribution model (including but not limited to the GNU General Public License) that (i) the Sellers license to a third party in connection with the Business; (ii) the Sellers provide on a software-as-a-service or similar basis in connection with the Business; or (iii) is otherwise incorporated into, combined with, or distributed in conjunction with any of the Sellers’ products or services in connection with the Business (collectively, “Incorporated Open Source Software”) is being so licensed or distributed by the Sellers. To the Sellers’ Knowledge, no Incorporated Open Source Software in any way infringes the rights of any other Person’s Intellectual Property. The Sellers’ use and/or distribution of each component of Incorporated Open Source Software with or in software products complies with all material provisions of the applicable license agreement, and in no case does such use or distribution give rise under such license agreement to any rights in any third parties under any Owned Intellectual Property or obligations for the Sellers with respect to any Owned Intellectual Property, including without limitation any obligation to disclose or distribute any such Owned Intellectual Property in source code form, to license any such Owned Intellectual Property for the purpose of making derivative works, or to distribute any such Owned Intellectual Property without charge.

Section 4.12 No Material Adverse Effect. Since the Balance Sheet Date to the date hereof, (a) no event, occurrence, effect or change has occurred that, individually or in the aggregate, has had a Material Adverse Effect, and (b) the Sellers have conducted the Business, in all material respects, in the ordinary course of business consistent with past practice during the Sellers’ period of ownership.

Section 4.13 Contracts.

(a) To the Knowledge of the Sellers, Section 4.13(a) of the Seller Disclosure Schedule sets forth the following Contracts to which a Seller is party, or by which a Seller is bound, in each case Related to the Business:

(i) Leases;

(ii) any Collective Bargaining Agreement;

(iii) all Contracts relating to or evidencing indebtedness of the Business or the Sellers in connection with the Business, including grants of security interests, notes, debentures, bonds, letters of credit, loans (other than to employees for travel expenses in the ordinary course of the Business), or guarantees, pledges or undertakings of the indebtedness of any other Person, in each case in excess of $100,000;

(iv) any material partnership, joint venture or similar Contract;

(v) all Contracts that relate to the Business that materially limit or purport to materially limit the ability of the Sellers or any successor to the Business to conduct the Business, or any material portion thereof, in any geographic area or during any period of time on a Business-wide basis that would be binding on the Purchaser following the Closing;

(vi) all employment agreements providing for annual compensation in excess of $150,000 (other than the employment agreement with the CEO of the Business) and Contracts with independent contractors or consultants (or similar arrangements) other than the standard form independent contractor agreements with carriers;

(vii) Contracts Related to the Business, (including each material license, agreement, or other permission related to the Business that any Seller has granted to any third party with respect to any of its Owned Intellectual Property) that, by their terms, provide for, or that, to the Knowledge of the Sellers, are expected to involve, payment or receipt by the Sellers of aggregate annual payments to or from the Sellers in excess of $500,000; and

(viii) any other Contract that is material to the Business, taken as a whole.

(b) Each Contract listed or required to be listed in Section 4.13(a)(i), Section 4.13(a)(iv), Section 4.13(a)(vi) or Section 4.13(a)(viii) of the Seller Disclosure Schedule (collectively, the “Material Contracts”), to the extent such Material Contract is written, is legal, valid, binding on the Sellers and, to the Knowledge of the Sellers, on the other party thereto, enforceable in accordance with its terms, and in full force and effect, in all material respects. No Seller or, to the Knowledge of the Sellers, any other party is in material breach or default of such Material Contract. No Seller or, to the Knowledge of the Sellers, any other party has repudiated any material provision of any Material Contract.

Section 4.14 Litigation. Except as set forth on Section 4.14 of the Seller Disclosure Schedule, there is (a) no material Action Related to the Business, pending or, to the Sellers’ Knowledge, threatened in writing against the Sellers, and (b) no Action pending, or to the Sellers’ Knowledge, threatened in writing against the Sellers, that would materially adversely affect the legality, validity or enforceability of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

Section 4.15 Employee Benefits.

(a) Section 4.15(a) of the Seller Disclosure Schedule lists each Benefit Plan. A copy of each Benefit Plan listed on Section 4.15(a) of the Seller Disclosure Schedule (or a description of any such Benefit Plan not in writing) has been provided to the Purchaser.

(b) None of the Benefit Plans is, and none of the Sellers or any of their ERISA Affiliates have, within the past six (6) years, contributed to or had any obligation to contribute to: (i) a plan subject to Title IV of ERISA or Section 412 of the Code or (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) for the benefit of any Business Employee.

(c) Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service (the “IRS”) that such plan is qualified under Section 401(a) of the Code, or the applicable Seller is entitled to rely upon an opinion or advisory letter from the IRS with respect to the qualification of such Benefit Plan, and nothing has occurred since the date of such determination that could adversely affect the qualification of such Benefit Plan.

(d) Each Benefit Plan has been maintained, funded and administered in compliance with its respective terms, any applicable collective bargaining agreement and all applicable Laws. No asset of the Business is subject to any Lien under ERISA, and none of the Sellers or any ERISA Affiliates have incurred any Liability under Title IV of ERISA or any Law or to the Pension Benefit Guaranty Corporation, in each case with respect to any Benefit Plan.

(e) There are no pending or, to the Knowledge of the Sellers, threatened legal actions, disputes, audits, reviews, inquiries or claims with respect to any Benefit Plan.

(f) With respect to each Benefit Plan that is or includes an Assumed Liability, the Sellers have provided the Purchaser with true, complete and correct copies of (to the extent applicable) (i) all plan documents and agreements and declarations of trust, (ii) the annual report (Form 5500 series) filed with the IRS (including all applicable attachments) for the most recent three years, (iii) the most recent financial statements, (iv) the most recent actuarial valuation of benefit obligations, (v) the most recent summary plan description provided to participants, and (vi) the most recent determination letter received from the IRS.

(g) No Benefit Plan provides for or continues medical or health benefits, or life insurance or other welfare benefits (through insurance or otherwise) for any Person or dependent or beneficiary of any Person after such Person’s retirement or other termination of employment except as may be required by COBRA or applicable state law, and there has been no communication to any Person that could reasonably be expected to promise or guarantee any such benefits.

(h) With respect to each Benefit Plan, all payments, premiums and contributions due on or before the date of this Agreement were timely and properly paid.

(i) The representations and warranties of the Sellers in this Section 4.15 are the sole representations and warranties of the Sellers with respect to Benefit Plans and employee benefit plan matters.

Section 4.16 Labor and Employment Matters.

(a) A list of all Business Employees (including title, position, compensation and hire date of such individuals) as of the date hereof has been made available to the Purchaser.

(b) A list of all written agreements with any union, works council, or other Person purporting to act as exclusive bargaining representative of any Transferred Employees or Contingent Workers with respect to the wages, hours, or other terms and conditions of employment of any Transferred Employee or Contingent Worker (collectively, the “Collective Bargaining Agreements”) has been made available to the Purchaser.

(c) As of the date hereof, (i) except as disclosed in Section 4.13(a)(ii) of the Seller Disclosure Schedule, no Business Employees are represented by a labor organization, (ii) there are no existing or, to the Knowledge of the Sellers, threatened strikes, work stoppages, work slowdowns, lockouts or other material labor disputes related to the Business Employees, (iii) to the Knowledge of the Sellers, there are no union organizational campaigns or decertification efforts in progress with respect to the Business Employees or any questions concerning representation with respect to such Business Employees, (iv) there are no unfair labor practice charges or complaints pending or, to the Knowledge of the Sellers, threatened against the Sellers relating to the Business Employees with the National Labor Relations Board, and the Sellers have not engaged in any unfair labor practice, (v) there have been no plant closings as defined by the Worker Adjustment and Retraining Notification Act or any similar state or local law (collectively, “WARN”) at a single facility, or one or more facilitates or operating units within a single site of employment, or a combined site of employment, in each case, relating to the Business, since January 1, 2011, (vi) there is no material employment-related charge, action, proceeding, complaint, grievance, arbitration, investigation, inquiry or obligation of any kind relating to the Business Employees pending or, to the Knowledge of the Sellers, threatened in any forum, relating to an alleged violation or breach by the Sellers (or its officers or directors) of any Law, regulation or contract, (vii) the Sellers are not delinquent in any payments to any Business Employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other compensation due with respect to any services performed for it, (viii) the Sellers are, and at all times have been, in material compliance with the Immigration Reform Control Act of 1986, and (ix) all independent contractors, consultants, leased employees, or other servants or agents classified by the Sellers as other than employees or compensated other than through wages paid by any Seller and reported on a Form W-2 or W-3 (collectively, “Contingent Workers”) have been properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites.

(d) To the extent required by this Agreement, Law, Contract or past practice relating to Business Employees who may be represented by a labor organization, the Sellers have (i) properly and timely notified all labor organizations representing Business Employees of the transfer of the Purchased Assets, (ii) properly and timely notified all labor organizations representing Business Employees of the Seller’ obligations, (iii) fully bargained with all labor organizations representing Business Employees regarding the effects of the Agreement as it relates to Business Employees who may be represented by a labor organization, and (iv) fully bargained over the Sellers’ decision to transfer the Purchased Assets to the Purchaser.

(e) Section 4.16(e) of the Seller Disclosure Schedule sets forth a list of all individuals previously employed by the Sellers who have suffered an “employment loss” as defined by WARN or who have been subject to any loss of employment for purposes of coverage under WARN since December 4, 2014 by name, single or combined site of employment, and the effective date of employment loss for each employee as defined by WARN.

(f) The representations and warranties in this Section 4.16 are the sole representations and warranties of the Sellers with respect to labor and employment matters.

Section 4.17 Environmental Matters. Except as disclosed in Section 4.17 of the Seller Disclosure Schedule:

(a) to the Knowledge of Sellers, the Business, the Real Property, and the Purchased Assets are in compliance, in each case in all material respects, with all Environmental, Health and Safety Requirements, there are no contingent, unresolved or ongoing liabilities or obligations with respect to any prior violations of Environmental, Health and Safety Requirements, and there are no facts or circumstances which may give rise to any violation of, or liability under, Environmental, Health and Safety Requirements;

(b) without limiting the generality of the foregoing, Sellers have obtained and is in compliance with, in each case in all material respects, all material permits, licenses and other authorizations that are required pursuant to Environmental, Health and Safety Requirements for the operation of the Business, the use and operation of the Purchased Assets, and/or the ownership, occupancy, use and/or operation of the Real Property and all such permits, licenses and other authorizations are in full force and effect;

(c) Sellers have not received any written notice or other written communication regarding any actual or alleged material violation of Environmental, Health, and Safety Requirements, or any material liabilities or potential material liabilities, including any material investigatory, remedial, or corrective obligations, relating to the Business, the Purchased Assets or the Real Property arising under Environmental, Health and Safety Requirements other than any such matters that have been fully and finally resolved;

(d) Sellers have not designed, manufactured, sold, marketed, installed or distributed products or other items containing asbestos Related to the Business and, to the Knowledge of Sellers, there are no asbestos containing materials at any Real Property which require material abatement, removal or other corrective or response action pursuant to Environmental, Health and Safety Requirements;

(e) to the Knowledge of Sellers, there are no liabilities or obligations, actual or contingent, with respect to the investigation, remediation, monitoring and/or any other corrective or response actions pertaining to Hazardous Materials at any Real Property; and

(f) the Sellers have made available to the Purchaser all material environmental audits and reports, and other material environmental documents (including all permits, licenses and other authorizations that are required pursuant to Environmental, Health and Safety Requirements), relating to the Business, the Purchased Assets or the Real Property that are in their possession.

Section 4.18 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers.

Section 4.19 Insurance. Sellers are presently covered by insurance in scope and amount customary and reasonable for the Business. With respect to each such insurance policy currently in effect: (a) the policy is legal, valid, binding on Sellers and, to the Knowledge of the Sellers, on the other party thereto, enforceable in accordance with its terms, and in full force and effect, in all material respects; and (b) no Seller or, to the Knowledge of the Sellers, any other party to such policy is in breach or default (including with respect to the payment of premiums or the giving of notices).

Section 4.20 Related Party Business Relationships. No present officer, director, or other management of the Sellers nor any Affiliate of the Sellers (a) is, or within the past 12 months has been, party to any agreement, arrangement, contract, commitment or transaction with Seller Related to the Business or the Purchased Assets or the Publications or involved in any business arrangement or relationship with the Sellers, or (b) owns or has any interest in any asset or property, tangible or intangible, that is used in the Business.

Section 4.21 Inventory. The inventory of the Business (including raw materials and supplies, manufactured and processed parts, work in process and finished goods) is fit for the purpose for which it was procured or manufactured, except as reflected in reserves for inventory write downs or write offs reflected in the unaudited combined balance sheet as of the Balance Sheet Date in accordance with the past custom and practice of Sellers.

Section 4.22 Accounts Receivable. All accounts receivable of the Business arose in the ordinary course of business consistent with past practice and are subject to no valid setoffs or counterclaims other than as reflected in, and subject to any reserves in, the unaudited combined balance sheet as of the Balance Sheet Date.

Section 4.23 USA PATRIOT Act; OFAC and FCPA. To the extent applicable, the Business is in compliance, in all material respects, with (i) the PATRIOT Act, (ii) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto and (iii) the United States Foreign Corrupt Practices Act of 1977, as amended. None of the Business and, to the Knowledge of the Sellers, any director, officer or employee of the Business, is subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or a person on the list of “Specially Designated Nationals and Blocked Persons.”

Section 4.24 Advertisers, Application Software Vendors and Suppliers. To the Knowledge of the Sellers, Section 4.24 of the Seller Disclosure Schedule sets forth a list of the twenty largest advertisers, twenty largest application software providers and the twenty largest suppliers of the Business, as measured by the dollar amount of purchases therefrom or thereby, during the fiscal year to date. To the Knowledge of the Sellers, since the Balance Sheet Date, no advertiser or supplier set forth on Section 4.24 of the Seller Disclosure Schedule has terminated its relationship with the Sellers, and no advertiser or supplier set forth on Section 4.24 of the Seller Disclosure Schedule has notified the Sellers in writing that it intends to terminate its business relationship with the Sellers.

Section 4.25 Disclaimer of Warranties. EXCEPT AS SET FORTH IN THIS ARTICLE IV, NONE OF THE SELLERS OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE, AND THE PURCHASER IS NOT RELYING ON, ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE BUSINESS OR ANY OF THE PURCHASED ASSETS, INCLUDING WITH RESPECT TO (A) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (B) THE OPERATION OF THE BUSINESS BY THE PURCHASER AFTER THE CLOSING OR (C) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS AFTER THE CLOSING. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers that each statement contained in this Article V is true and correct as of the date hereof and the Closing Date (or if made as of a specified date, as of such date).

Section 5.1 Organization and Good Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except where the failure to be so qualified would not have a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated hereby and by the Ancillary Agreements.

Section 5.2 Authority and Enforceability. The Purchaser has the requisite power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which the Purchaser is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been, and upon execution the Ancillary Agreements will be, duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery hereof and thereof by the Sellers, this Agreement constitutes, and upon execution the Ancillary Agreements will constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency and similar Laws and for the availability of injunctive relief and other equitable remedies.

Section 5.3 Noncontravention. Assuming all consents, approvals, authorizations and other actions described in Section 5.4 have been obtained, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Purchaser do not and will not (a) conflict with the certificate of incorporation, bylaws or other constitutive or governing documents of the Purchaser, (b) violate and Law or Order applicable to the Purchaser, or

(c) result in any breach of, constitute a default under or give to any Person any rights of termination, acceleration, modification or cancellation of, any Contract to which the Purchaser is a party except, in the case of the immediately preceding clauses (b) and (c), where such violation, breach, default, termination, acceleration, modification, or cancellation would not have a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated hereby and by the Ancillary Agreements.

Section 5.4 Governmental Approvals. Except for the approval required under the HSR Act, no Permit, Order of, registration, declaration or filing with, or notice to any Governmental Entity is required by the Purchaser in connection with the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby.

Section 5.5 Litigation. There is no Action pending or, to the Knowledge of the Purchaser, threatened against the Purchaser in writing that (a) challenges or seeks to enjoin, alter or materially delay the consummation of the transactions contemplated by this Agreement, or (b) would reasonably be expected to have a material adverse effect on the Purchaser or the Purchaser’s ability to consummate the transactions contemplated hereby and by the Ancillary Agreements.

Section 5.6 Brokers or Finders. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

Section 5.7 Approvals. As of the date hereof, there is no transaction under consideration by the Purchaser or Parent, that, to the Knowledge of the Purchaser, would reasonably be expected to prevent or delay the filings or approval required for the transactions contemplated by this Agreement under the HSR Act or any other antitrust Laws.

Section 5.8 Sufficiency of Funds. Purchaser has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

Section 5.9 Disclaimer of Warranties. EXCEPT AS SET FORTH IN THIS ARTICLE V, NONE OF THE PURCHASER OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, OR REPRESENTATIVES MAKE OR HAVE MADE, AND THE SELLERS ARE NOT RELYING ON, ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE PURCHASER.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business. During the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Closing Date, except with the prior written consent of the Purchaser (which shall not be unreasonably withheld, delayed or conditioned) or as set forth in Section 6.1 of the Seller Disclosure Schedule, the Sellers shall carry on the Business in the ordinary course of business in all material respects and the Sellers shall use their commercially reasonable efforts to preserve the material business relationships with customers, suppliers, distributors and others with whom the Sellers or their Affiliates transact business in connection with the conduct of the Business in the ordinary course. Without limiting the generality of the foregoing, during such period, except as contemplated by this Agreement or as required by applicable Law, the Sellers shall not, and shall cause their Affiliates not to, do any of the following, in each case with respect to the Business, without the prior written consent of the Purchaser (which shall not be unreasonably withheld, delayed or conditioned):

(a) adopt or propose any amendment to the certificate of incorporation, bylaws or other constitutive or governing documents of any Seller that would adversely affect the ability of such Seller to consummate of the transactions contemplated hereby;

(b) mortgage, pledge or subject to Liens any Purchased Asset, other than Permitted Liens;

(c) transfer or dispose of any Purchased Asset or any interest therein, other than immaterial transfers or dispositions and inventory sold, used or disposed of in the ordinary course of business consistent with past practice;

(d) authorize, make or commit to make any capital expenditure which individually exceeds $500,000 or in the aggregate exceed $2,000,000;

(e) (i) adopt a plan of liquidation or dissolution with respect to the Sellers or in connection with the Business, (ii) merge or consolidate with, or acquire any corporation, partnership, limited liability company, other business organization or division thereof with respect to the Sellers or in connection with the Business or (iii) acquire any assets other than in the ordinary course of business;

(f) enter into any Collective Bargaining Agreement;

(g) incur any material indebtedness for borrowed money affecting the Business or Purchased Assets, excluding trade payables and similar liabilities;

(h) enter into any agreement, arrangement or commitment that materially limits or otherwise materially restricts the Business or any of its post-Closing Affiliates from engaging or competing in any line of business;

(i) fail to exercise any right of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;

(j) increase or decrease the overall remuneration of any Business Employee other than by an amount that is consistent with past practice in each case;

(k) amend, adopt, agree to participate or cease participating in, or terminate any Benefit Plan or any arrangement which would be a Benefit Plan if it existed as of the date hereof;

(l) make any change in any method of accounting or accounting practice or policy in connection with the Business, except as required by GAAP or otherwise by applicable Law; or

(m) announce an intention, or agree formally or informally to take any of the foregoing actions.

Section 6.2 Access to Information; Investigation. The Sellers shall afford to the Purchaser, its accountants and other representatives reasonable access, upon reasonable advance notice during normal business hours prior to the Closing, to the management of the Business, properties, other facilities, Books and Records, Contracts and records of the Business; provided, that such access does not unreasonably disrupt the normal operations of the Business. Notwithstanding the foregoing, the Purchaser shall not (a) have access to individual performance or evaluation records, medical histories or other information (in any form whatsoever, including through oral conversations) that the disclosure of which could reasonably be expected to subject the Sellers to risk of liability, (b) have access to information where such access would waive the attorney-client privilege or contravene any Law or any Contract entered into prior to the date of this Agreement, and (c) be entitled to conduct any invasive sampling or testing with respect to any Real Property (including with respect to groundwater, soil, air, asbestos, surface water or sediment); provided, that, in the case of clause (b) above, the Sellers shall use commercially reasonable efforts, including by entering into a joint defense or common interest agreement with the Purchaser, to permit the disclosure of such information without loss of such privilege or contravention of such Law or Contract. The relevant parties shall make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

Section 6.3 Notification of Certain Matters. The Sellers will give prompt written notice to the Purchaser of any fact, event or occurrence which, if existing or known as of the date hereof, would have been required to be set forth or described in the Seller Disclosure Schedule. No such disclosure by the Sellers pursuant to this Section 6.3 shall otherwise affect or be deemed to affect or modify any representation or warranty contained herein or otherwise prejudice in any way the rights and remedies of the parties (including indemnification rights under Article IX), nor shall any such information, knowledge or investigation be deemed to affect or modify any party’s reliance on the representations or warranties made by the other parties in this Agreement.

Section 6.4 Confidentiality. From and after the Closing Date until the second anniversary thereof, except as required by applicable Law, the Sellers will, and will cause its Affiliates to, hold, and will cause its and their respective representatives to hold, in confidence any and all information, whether written or oral, concerning the Business, the Purchased Assets and the other parties, except to the extent that such information (a) is in the public domain through no fault of the Sellers or any of their Affiliates or their respective representatives or (b) is lawfully acquired by the Sellers or any of their Affiliates after the Closing Date from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Sellers or any of their Affiliates or representatives is compelled to disclose any such information by judicial or administrative process or by other requirements of Law, the Sellers shall promptly notify the Purchaser and shall disclose only that portion of such information that is legally required to be disclosed; provided that the Sellers shall exercise commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 6.5 Consents; Regulatory Approvals.

(a) Each of the parties shall use reasonable best efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including to obtain all consents, approvals, authorizations, qualifications and Orders as are necessary for the consummation of the transactions contemplated by this Agreement; provided, however, nothing set forth in this Section 6.5(a) shall be deemed to affect, supersede or expand the conditions set forth under Section 7.2(e) hereof.

(b) The Purchaser and the Sellers shall each promptly apply for, and shall use reasonable best efforts to obtain or make, as applicable, all Orders and Permits of, and all filings with, any Governmental Entity or other Person required to be obtained or made by it for the consummation of the transactions contemplated by this Agreement. Each party shall cooperate with and promptly furnish information to the other party necessary in connection with any requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, if required, the Purchaser and the Sellers shall make an appropriate filing required of each of them pursuant to the HSR Act with respect to the transactions contemplated hereby within ten Business Days following the execution of this Agreement (if not already made), which filings shall not request early termination of the waiting period prescribed by the HSR Act. The Purchaser and the Sellers shall each be responsible for one-half of all filing and similar fees payable in connection with such filings and for any local counsel fees.

(c) Each of the Purchaser and the Sellers agree to instruct its respective counsel to cooperate with each other and use their respective reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act at the earliest practicable dates. Such efforts and cooperation include, counsel’s undertaking (to the extent permitted by Law and in each case regarding the transactions contemplated by this Agreement and without waiving attorney-client or any other applicable privilege) to (i) furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and (ii) permit the other party to review and incorporate the other party’s reasonable comments in any filings or other communication given by it to any Governmental Entity or in connection with any proceeding by a private party related to the HSR Act. None of the Purchaser and the Sellers nor any of their respective counsel shall independently contact any Governmental Entity or participate in any meeting or discussion (or any other communication by any means) with any Governmental Entity in respect of any such filings, applications, investigation or other inquiry without giving, in the case of the Purchaser, the Sellers, and in the case of the Sellers, the Purchaser, prior reasonable notice of the meeting or discussion, the opportunity to confer with each other regarding appropriate contacts with and responses to personnel of said Governmental Entity, the opportunity to review and agree to the contents of any representations (oral or otherwise) expected to be communicated at the meeting or discussion, and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend and participate at the meeting or discussion (which, at the request of the Purchaser or the Sellers, as applicable, shall be limited to outside antitrust counsel only).

(d) Notwithstanding anything to the contrary herein, the Purchaser (in good faith consultation with the Sellers) shall take the lead in, and shall have the sole discretion and authority with respect to: (i) the scheduling of, and strategic planning for, any meeting with any Governmental Entity, including under the HSR Act, (ii) the making of any filings with Governmental Entities, including the initial filings under the HSR Act (other than the filings to be made by the Sellers, which, after consultation the Purchaser, the Sellers shall take the lead in making), (iii) the process for the receipt of any necessary approvals of Governmental Entities, (iv) the resolution of any investigation or other inquiry of any Governmental Entity, (v) devising and implementing the strategy for obtaining any necessary antitrust or competition clearances, including in connection with the determination of any actions required in connection with obtaining such clearances, (vi) all meetings and communications with any Governmental Entity, including in connection with obtaining any such clearances referenced in the preceding clause and (vii) determining if, and if so, the time, manner and terms upon which, any divestitures, dispositions or other remedies would be implemented.

(e) The Purchaser agrees that prior to Closing it shall not enter into any other transaction involving the acquisition, directly or indirectly, newspapers or related publications overlapping any service areas of the Purchased Assets. The Purchaser further agrees that the Purchaser shall, to the extent necessary to obtain any required Orders or Permits from any Governmental Entity, expiration or termination of any waiting period for any regulatory approval, or to avoid the entry of or have lifted, vacated or terminated any legal impediment to closing, take the following actions: (i) propose, negotiate, consent to, offer to undertake, commit to and effect, by consent decree, hold separate order, trust or otherwise, the sale, divestiture or disposition (including by licensing any intellectual property) of any Purchased Assets; and (ii) otherwise offer to take, commit to take or take any action that it is capable of taking that limits its freedom of action with respect to, including its ability to operate or retain, any of the Purchased Assets; provided, however, that the Purchaser shall not be required to take any such action or actions to the extent such actions, in the aggregate, would represent, directly or indirectly, assets or businesses that would reasonably be likely to result in the one year loss of net sales revenues (as measured by fiscal year 2014 net sales revenue) in excess of $4,000,000.

Section 6.6 Public Announcements. Neither the Purchaser nor the Sellers shall issue any press releases or otherwise make any public statements with respect to the transactions contemplated by this Agreement without the prior written consent of the other; provided, however, that the Purchaser or the Sellers may, without such approval, make such press releases or other public announcement as it believes are required pursuant to any listing agreement with any national securities exchange or stock market, applicable securities Laws, in which case the party required to make the release or announcement shall use commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 6.7 Employees.

(a) The Sellers shall deliver to the Purchaser, within ten (10) days after the date hereof and again on the Closing, a list of each Business Employee, such employees’ base salary and bonus opportunities, the employees’ date of hire, and the primary geographic location of their employment with the Sellers, as of the date hereof, broken down into the following categories: (i) active, (ii) inactive on leave of absence with reemployment rights and (iii) on short-term disability under the Sellers’ short-term disability policies. From the date hereof to the Closing, the Sellers shall use commercially reasonable efforts to make all Business Employees reasonably available to the Purchaser for in-person and telephonic interviews to assist the Purchaser in evaluating if offers of employment will be made. Excluding employees who are part of a collective bargaining unit, not less than five days prior to the Closing, the Purchaser (i) agrees that it will make offers of employment to the greater of (A) substantially all of the Business Employees and (B) a number of Business Employees in their current positions and locations that would not create any obligation or liability under WARN or similar state law; and (ii) will provide to the Sellers a list of Business Employees to whom the Purchaser does not intend to make offers of employment.

(b) The Purchaser will make offers of employment to all of the Business Employees that are not on the list provided by the Purchaser pursuant to Section 6.7(a) to commence effective upon the Closing. Such offers may be made before the Closing as the Purchaser may determine. Such offers of employment shall be at comparable wage rates or base salary and bonus levels as are identified in Section 4.16(a), and, if at a location different from the Business Employee’s current location of employment with Sellers, at a commuting distance no greater than 50 miles farther away from such Business Employee’s current location of employment. With respect to each Business Employee who accepts the Purchaser’s offer of employment (a “Transferred Employee”), the Purchaser shall credit periods of service prior to the Closing for purposes of determining eligibility, vesting and benefit entitlement under all compensation and benefit plans, programs and policies maintained by the Purchaser after the Closing; provided, however, that the Purchaser shall not be required to credit any service to the extent that doing so would result in duplication of benefits, and further provided that nothing herein entitles any Transferred Employee to contributions under any retirement plan for time periods prior to the Closing. Not later than the Closing Date, the Sellers will provide to the Purchaser such information with respect to each Transferred Employee as may be reasonably necessary to permit the Purchaser to comply with its covenants in this Section 6.7 with respect to the Transferred Employees.

(c) The Purchaser further agrees that it will not engage in any action within 90 days following the Closing that will create any obligation or liability under WARN to any Business Employee or Transferred Employee.

(d) Without limiting the scope of Section 6.7(b), the Purchaser shall provide each Transferred Employee (and his or her eligible dependents) with the opportunity to be covered by a group health plan (within the meaning of section 5000(b)(1) of the Code) on the first day of the month following the Closing. The Sellers shall cover the Transferred Employees under Sellers’ group health plans until the end of the month in which the Closing occurs and shall remain responsible for all claims incurred by Transferred Employees while such employees are covered by the Sellers’ group health plans. The Purchaser shall be responsible for all claims incurred by the Transferred Employees while such employees are covered by the Purchaser’s group health plans. For purposes of clarity, a claim shall be considered incurred when the treatment for a given condition is provided, and not when the condition arose.

(e) Purchaser will maintain or, if it does not exist, establish, a health care and dependent care flexible spending account arrangement pursuant to Section 125 or 129 of the Code (collectively, “FSAs”). Purchaser will honor the elections of all Transferred Employees under the FSAs of the Sellers or any of their respective Affiliates, as in effect immediately prior to the Closing Date, and Purchaser will assume responsibility for administering all reimbursement claims of the Transferred Employees with respect to the calendar year in which the Closing Date occurs that are submitted to Purchaser for payment on or after the Closing Date, whether arising before, on or after the Closing Date, under Purchaser’s FSAs. As soon as practicable but no more than forty-five (45) days following the Closing Date, and except to the extent taken into account in the computation of Closing Working Capital, Sellers will cause to be transferred to Purchaser an amount in cash equal to (i) the sum of all contributions to the FSAs of Sellers or their respective Affiliates with respect to the calendar year in which the Closing Date occurs by or on behalf of the Transferred Employees prior to the Closing Date, reduced by (ii) the sum of all claims incurred in the calendar year in which the Closing Date occurs that are submitted to the Sellers for payment prior to the Closing Date and paid by the FSAs of the Sellers or their respective Affiliates with respect to such Transferred Employees prior to the date of such cash transfer to Purchaser; provided, however, if this calculation results in a negative number, then Purchaser will pay to the Sellers (on behalf of any relevant Affiliate of each Seller) as soon as practicable but not more than forty-five (45) days following the Closing Date, the amount by which (ii) exceeds (i). Effective as of the Closing Date, the Sellers shall provide the Purchaser with such information as is necessary for the Purchaser to establish FSAs for such Transferred Employees, including, but not limited to, each such Transferred Employee’s annual FSA election amount and account balance as of the Closing Date. For the avoidance of doubt, the Purchaser shall not administer any claims under the FSAs of the Sellers for any year prior to the calendar year in which the Closing Date occurs.

(f) As soon as administratively practicable after the Closing, the Purchaser shall establish a 401(k) plan, or cause an existing 401(k) plan, to cover the Transferred Employees, subject to contrary collective bargaining agreement provisions (if any) applicable to Transferred Employees after Closing. The Purchaser shall permit such Transferred Employees to rollover their account balances (other than outstanding loan amounts) from the Stephens Media Retirement Savings Plan to the Purchaser’s 401(k) plan.

(g) For the avoidance of doubt, the Sellers shall remain liable for all withdrawal liability relating to any obligation (current, past or future, contingent or otherwise (in each case with respect to multiemployer plan participation for periods before Closing)) on the part of the Sellers or any of their respective ERISA Affiliates to contribute to any multiemployer plan and shall pay all such liabilities as they come due. Notwithstanding anything in this Agreement to the contrary, neither the Purchaser nor its ERISA Affiliates shall be or shall become liable for any such withdrawal liability, nor shall the Purchaser or any ERISA Affiliate incur an obligation to contribute to any multiemployer plan in connection with the transactions contemplated by this Agreement.

(h) The provisions of this Section 6.7 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.7, express or implied, shall confer upon any Business Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing contained herein shall (i) be treated as an amendment to any particular employee benefit plan of the Purchaser or Sellers, (ii) obligate the Purchaser or any of its ERISA Affiliates to (A) maintain any particular benefit plan or arrangement or (B) retain the employment of any particular employee, (iii) prevent the Purchaser or any of its ERISA Affiliates from amending or terminating any benefit plan or arrangement, or (iv) give any third party the right to enforce any of the provisions of this Agreement.

(i) The Sellers shall (i) with respect to all Benefit Plans, timely make all required payments, premiums or contributions for all periods (or partial periods) ending prior to or as of the Closing Date and (ii) take such actions to cause all payroll and paid time off obligations accrued through the Closing Date, including Accrued Employee Liabilities, to be timely paid.

Section 6.8 Taxes.

(a) The Purchaser shall pay 100% of all federal, state and local sales and use, documentary and real estate and other transfer taxes, if any, due as a result of the purchase, sale or transfer of the Purchased Assets in accordance herewith, whether imposed by Law on the Sellers or the Purchaser. The Purchaser and the Sellers shall cooperate in the preparation, execution and filing of all Tax Returns regarding any transfer taxes which become payable as a result of the transfer of the Purchased Assets from the Sellers to Purchaser pursuant to this Agreement.

(b) All real property Taxes, personal property Taxes and similar ad valorem obligations levied and assessed with respect to the Purchased Assets for a taxable period prior to the period that includes the Closing Date shall be paid by the Sellers. All real property Taxes, personal property Taxes and similar ad valorem obligations levied and assessed with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between the Sellers and the Purchaser as of the Closing Date based on the number of days of such taxable period included in the period ending with and including the Closing Date (with respect to any such taxable period, the “Pre-Closing Tax Period”), and the number of days of such taxable period beginning after the Closing Date (with respect to any such taxable period, the “Post-Closing Tax Period”). The Sellers shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and the Purchaser shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. If bills for such Taxes have not been issued as of the Closing Date and if the amount of such Taxes for the period including the Closing Date is not then known, the apportionment of such Taxes shall be made at Closing on the basis of the prior period’s Taxes. After Closing, upon receipt of bills for the period including the Closing Date, adjustments to the apportionment shall be made by the parties, so that if either party paid more than its proper share at the Closing, the other party shall promptly reimburse such party for the excess amount paid by such party. Notwithstanding the foregoing, to the extent the apportionment of any Taxes is included as part of the purchase price adjustment pursuant to Section 2.6, any amount so included will not be subject to the apportionment described in this Section 6.8(b).

(c) The Purchaser and the Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, the Purchased Assets and Assumed Liabilities (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any Action relating to any Tax. Any expenses incurred in furnishing such information or assistance shall be borne by the party requesting it.

(d) The Purchaser shall prepare and file any Local Tax Returns due after the Closing Date (including any final returns, as appropriate) for (i) taxable periods ending after the Closing Date or which include the Closing Date or (ii) the last taxable period ending prior to the Closing Date if the Tax Return is due after the Closing Date. Such Local Tax Returns will be prepared consistent with prior practice. The Sellers will reimburse the Purchaser for any Taxes shown due on such returns to the extent that such Taxes are not Assumed Liabilities under Section 2.3 and Section 2.4. Prior to filing any Local Tax Returns in accordance with this Section 6.8(d), the Purchaser will provide the Sellers a copy of any such returns for their review and comment, which comments shall be incorporated into such Local Tax Returns prior to filing. After the Closing Date, the Purchaser shall control on the Sellers’ behalf any tax audits with respect to Local Tax Returns filed by the Purchaser after the Closing Date, and will cooperate with the applicable Taxing Authority to reach a resolution of any such audit. The Purchaser shall (x) keep the Sellers informed of the status of any such audit, and (y) will not agree to a settlement or resolution without the Sellers’ prior written consent. The Sellers shall be responsible for the liability resulting from such audit to the extent that such liability is not an Assumed Liability. The Sellers shall prepare and timely file all sales Tax Returns due after the Closing Date for (i) taxable periods ending after the Closing Date or which include the Closing Date or (ii) the last taxable period ending prior to the Closing Date if the sales Tax Return is due after the Closing Date.

Section 6.9 Bulk Sales Laws. Except as provided in Section 9.2(e), the Purchaser and the Sellers hereby waive compliance by the Sellers and the Purchaser with the bulk sales Laws and any other similar Laws in any applicable jurisdiction in respect of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 6.10 Access to Books and Records. Each Seller and the Purchaser shall preserve until the seventh anniversary of the Closing Date all records possessed or to be possessed by such party relating to any of the assets, Liabilities or business of the Business prior to the Closing. After the Closing Date, where there is a legitimate business purpose, such party shall provide the other party with reasonable access, upon prior reasonable written request specifying the need therefor, during regular business hours, to (a) the officers and employees of such party and (b) the books of account and records of such party, but, in each case, only to the extent relating to the assets, Liabilities or business of the Business prior to the Closing, and the other party and its representatives shall have the right to make copies of such books and records at their sole cost; provided, however, that the foregoing right of access shall not be exercisable in such a manner as to interfere unreasonably with the normal operations and business of such party. Such records may nevertheless be destroyed by a party if such party sends to the other party written notice of its intent to destroy records, specifying with particularity the contents of the records to be destroyed. Such records may then be destroyed after the 60th day after such notice is given unless the other party objects to the destruction, in which case the party seeking to destroy the records shall deliver such records to the objecting party at the objecting party’s cost.

Section 6.11 Further Assurances. The Purchaser and the Sellers shall execute such documents and other instruments and take such further actions as may be reasonably required or desirable to carry out the provisions of this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. Upon the terms and subject to the conditions hereof, the Purchaser and the Sellers shall each use their respective commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the Ancillary Agreements. If requested by the Sellers, the Purchaser will provide written confirmation to the other parties to any Assigned Contract of the Purchaser’s assumption thereof in the form required by such Assigned Contract or otherwise reasonably requested by the Sellers. If at any time after the Closing: (a) The Sellers receive any cash in respect of any Purchased Assets, Sellers shall remit such cash to the Purchaser or its designee promptly following such receipt; and (b) the Purchaser or any Subsidiary thereof receives any cash in respect of any Excluded Asset, the Purchaser or such Subsidiary shall remit such amount to the Sellers or its designee promptly following such receipt.

Section 6.12 Support Services. Except as set forth in Section 2.8 and Articles VI and IX of this Agreement and the Transition Services Agreement, the Purchaser agrees that as of the Closing Date, the Sellers and their respective Affiliates shall have no obligation to provide any support or other services to the Business (including any of the services for which allocations were previously paid by the Business).

Section 6.13 Lease Guaranty. The Purchaser shall assume all obligations of reimbursement under each guaranty arising after the Closing Date by the Sellers for any Leased Real Property and/or replace any applicable letters of credit associated therewith and use its commercially reasonable efforts to obtain from the applicable beneficiary a full release of all parties liable, directly or indirectly, for reimbursement in connection with such guaranty or credit support obligations. To the extent the Purchaser is unable, notwithstanding its compliance with the immediately preceding sentence, to obtain such release, the Purchaser shall indemnify, defend and hold harmless the Sellers against, and reimburse the Sellers for, any and all Losses in connection with such guaranty arising after the Closing Date, and shall in any event promptly reimburse the Sellers to the extent such guaranty is called upon and the Sellers makes any payment thereunder.

Section 6.14 Noncompetition and Related Covenants.

(a) For a period of three years after the Closing Date, none of the Sellers or any of their respective members, managers, equity owners will invest in, own, manage, operate, finance, control, advise or guarantee the obligations of any Person whose business includes any daily, bi-weekly or weekly local print, online or other digital news publication, which is primarily targeted at and is primarily intended to serve any county or portion thereof that are currently served by the Business (which shall include those counties listed on Section 6.14 of the Seller Disclosure Schedule) other than Pulaski County, Arkansas; provided, however, that in no event shall any of the following be deemed a breach or violation of this Section 6.14: (A) ownership of less than 5% of any publicly traded company; (B) investing in, owning, managing, operating, financing, controlling, advising or guaranteeing the obligations of any Person whose business operates at a national level, even if a portion of that business competes in the individual markets that the Business presently serves; or (C) any current activity of any Seller or any Affiliate other than the activities of the Business.

(b) For a period of two years after the Closing Date, none of the Sellers or any of their Affiliates will induce or attempt to induce any individual who is then an employee or independent contractor of the Purchaser or any of its wholly owned subsidiaries to leave the employ or service, as applicable, of the Purchaser, or in any way knowingly interfere with the relationship between the Purchaser, on the one hand, and any such employee or independent contractor thereof, on the other hand; provided, however, that nothing in this Section 6.14 shall prohibit the Sellers or any member of the Sellers from engaging in any general employment solicitation (including solicitations through recruiting firms and the Internet) not targeted at employees of the Business, or from hiring any individual who responds to any such solicitations without encouragement from the Sellers or any member of the Sellers. Notwithstanding anything to the contrary herein, this Section 6.14(b) (i) shall not apply to the hiring or solicitation of accounting personnel of Stephens Inc. or the Chief Executive Officer of the Business, and (ii) shall only apply for period of one year after the Closing Date with respect to the Chief Legal Officer of the Business.

(c) If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 6.14 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Section 6.14 will be enforceable as so modified after the expiration of the time within which the judgment may be appealed provided, for the purpose of clarity, that in no event shall this Section 6.14 be binding upon any Seller or any member of any Seller following the second anniversary of the Closing Date in the case of Section 6.14(a), or the second anniversary of the Closing Date in the case of Section 6.14(b) (or, if the term of this Section 6.14 is reduced by such court or tribunal, following the expiration of such modified term). This Section 6.14 is reasonable and necessary to protect and preserve the Purchaser’s legitimate business interests and the value of the Business.

Section 6.15 Exclusivity. From the date hereof until the Closing, the Sellers will not, and shall cause its Affiliates and representatives not to, directly or indirectly, (a) solicit, initiate, consider, encourage or accept the submission of any proposal or offer from any Person relating to any direct or indirect acquisition or purchase or financing of all or any portion of the Business or the Purchased Assets, of the Sellers (including any acquisition structured as a merger, consolidation, or share exchange) or (b) participate in any discussions, conversations, negotiations or other communications regarding, furnish any information with respect to, assist or participate in, or facilitate or encourage in any other manner any effort or attempt by any Person to do or seek any of the foregoing.

Section 6.16 Maintenance of Real Property and Insurance. From the date hereof until the Closing: (a) the Sellers shall maintain the Owned Real Property, including all of the Improvements, in substantially the same manner as is currently maintained as of the date of this Agreement, ordinary wear and tear and casualty damage excepted; (b) Sellers shall maintain the Leased Real Property in substantially the same manner as is currently maintained as of the date of this Agreement to the extent the maintenance and repair of such Leased Real Property is the responsibility of the applicable Seller under the applicable Lease, ordinary wear and tear and casualty damage excepted; (c) Sellers shall not demolish any existing Improvements located on the Owned Real Property or erect any new Improvements on the Owned Real Property unless otherwise required by a Governmental Entity; (d) the Sellers shall not materially amend, modify, extend, renew or terminate any Lease; and (e) the Sellers shall maintain in effect any insurance policies covering the Real Property in respect of acts or omissions occurring prior to the Closing.

Section 6.17 Financial Statements. Without limiting the foregoing, from and after the date hereof, the Sellers shall use commercially reasonable efforts to provide the Purchaser with unaudited consolidated financial statements as of January 31, 2015 and each subsequent month-end, as promptly as practicable. The Sellers shall also use commercially reasonable efforts to assist the Purchaser in (i) the preparation of an audited consolidated balance sheet of the Business as of December 31, 2014, and related statements of income and cash flows of the Business for the 1 month period ended on January 31, 2015 and the fiscal year ended on December 31, 2014 (and any required interim statements) meeting the requirements applicable to a registrant pursuant to Regulation S-X promulgated under the Securities Act, (ii) obtaining an unqualified audit opinion in accordance with GAAP from Deloitte LLP (or such other registered independent accounting firm as the Purchaser shall specify, the “Accounting Firm”) with respect to such financial statements (including the consent of the Accounting Firm to the inclusion of such opinion in one or more reports or registration statements that may be filed by the Purchaser or its Affiliates with the SEC), (iii) the preparation of any pro forma financial statements or other financial information that may be required to be filed by the Purchaser or its Affiliates under applicable SEC rules and regulations and (iv) causing the Accounting Firm to issue one or more customary comfort letters with respect to the financial information of the Business. In connection therewith, the Sellers shall obtain and provide such data and financial information with respect to the Business in the possession of the Sellers or their Affiliates and provide the Purchaser and its representatives access to the individuals with knowledge of such data and financial information, in each case as may be necessary or required in connection with the preparation of such financial statements and obtaining such audit opinion. Without limiting the foregoing, the Sellers shall, promptly following the request of the Accounting Firm, cause to be delivered to the Accounting Firm a representation letter in such form as may be reasonably requested by the Accounting Firm. The Purchaser shall, promptly upon the written request of the Sellers, reimburse the Sellers, for all reasonable and documented out-of-pocket costs that have been incurred by the Sellers (including those of its representatives) in connection with assisting the Purchaser in preparing such financial statements and obtaining such audit opinion.

Section 6.18 Cooperation.

(a) The Sellers shall use commercially reasonable efforts to provide the Purchaser with such cooperation in connection with obtaining a subordination, non-disturbance and attornment agreement for each of the Leased Real Properties listed on Section 6.18 of the Seller Disclosure Schedule.

(b) The Sellers shall cooperate reasonably (at no cost to the Sellers) with the Purchaser and the Title Company (including without limitation by promptly executing and delivering such customary and reasonable documents requested by the Purchaser or the Title Company) in order to permit the Purchaser to obtain owner’s title policies for the Owned Real Property subject to the matters set forth in Schedule B-II of the Title Commitments together with such endorsements and extended and affirmative coverages as may reasonably be required by the Purchaser.

(c) From and after the Closing Date until the first anniversary thereof, the Purchaser shall use commercially reasonable efforts to provide the Sellers with such cooperation as reasonably requested by the Sellers, including access to Transferred Employees, in connection with the winding up of the Sellers’ matters associated with the Business, provided however that no such time limitation shall apply with respect to Sellers’ access to Mark Hinueber. The Sellers shall make reasonable efforts to minimize disruption of any Transferred Employee’s responsibilities to the Purchaser and its Affiliates, and, to the extent that a Transferred Employee is required to spend significant time on such matters, Sellers shall reimburse Purchaser at a rate to be negotiated in good faith by the Purchaser and Sellers.

Section 6.19 Purchaser’s Environmental Insurance Policy. The Purchaser shall use reasonable best efforts to obtain the Purchaser’s Environmental Insurance Policy at or prior to the Closing Date, which Purchaser’s Environmental Insurance Policy shall be bound as of the Closing.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to Obligations of the Purchaser and the Sellers. The obligations of the Purchaser and the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) The waiting period (and any extensions thereof) applicable to the transactions contemplated hereby under the HSR Act shall have expired or otherwise been terminated.

(b) No Order preventing the consummation of the transactions contemplated by this Agreement shall be in effect, and no Law shall have been enacted and be in effect which makes the consummation of such transactions illegal.

Section 7.2 Conditions to Obligation of the Purchaser. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver, in writing, by the Purchaser) of the further following conditions:

(a) The representations and warranties of the Sellers set forth in (i) this Agreement (other than Section 4.5(a) and Section 4.18) shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date, or, to the extent that such representations and warranties refer specifically to an earlier date, as of such earlier date, except, where the breach of such representations or warranties would not have a Material Adverse Effect, disregarding for this purpose any qualifications in such representation and warranty as to materiality or Material Adverse Effect and (ii) Section 4.5(a) and Section 4.18 shall be true and correct in all material respects at and as of the Closing Date.

(b) Each Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by such Seller at or prior to the Closing.

(c) Since the date of this Agreement, no event, occurrence, effect or change has occurred that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

(d) The Purchaser shall have received a certificate dated as of the Closing Date signed on behalf of the Sellers to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e) The Sellers shall have procured and delivered to the Purchaser a consent to assignment of the Gannett Printing Contract, which consent shall be in a form reasonably satisfactory to the Purchaser and to the Sellers’ Knowledge shall have not been rescinded.

(f) The Sellers shall have delivered to the Purchaser all agreements and other documents required to be delivered by the Sellers to the Purchaser pursuant to Section 3.2.

(g) The Title Company is irrevocably committed to issue to the Purchaser or an Affiliate of the Purchaser, as applicable, owner’s title policies for the Owned Real Property, subject only to the matters set forth in Schedule B-II of the Title Commitments with such endorsements and extended and affirmative coverages as may reasonably be required by the Purchaser and the Lenders. The Sellers shall have the right under this Section 7.2(g), but not the obligation, to cure any defects that could cause the Title Company to refuse to issue any owner’s title policy for any of the Owned Real Property, including payment or other comfort to remove objections or to cause another title company reasonably acceptable to Purchaser to issue the relevant title policy if the Title Company refuses to do so (and which alternative title policy shall satisfy the requirements set forth in this Section 7.2(g) and shall be issued by a title company reasonably acceptable to Purchaser) (collectively, the “Seller Title Cure Right”).

(h) None of the Non-Competition Agreements or the Non-Solicitation Covenant shall have been revoked or rescinded.

Section 7.3 Conditions to Obligation of the Sellers. The obligation of the Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver, in writing, by the Sellers) of the following further conditions:

(a) The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date, or, to the extent that such representations and warranties refer specifically to an earlier date, as of such earlier date, except where the breach of such representations or warranties would not have a material adverse effect or the ability of the Purchaser to consummate the transactions contemplated hereby, disregarding for this purpose any qualifications in such representation and warranty as to materiality or Material Adverse Effect.

(b) The Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Purchaser at or prior to the Closing.

(c) The Sellers shall have received a certificate dated as of the Closing Date signed on behalf of the Purchaser to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(a) have been satisfied.

(d) The Purchaser shall have delivered to the Sellers all agreements and other documents required to be delivered by the Purchaser to the Sellers pursuant to Section 3.3.

ARTICLE VIII

TERMINATION

Section 8.1 Termination.

(a) This Agreement may be terminated at any time prior to the Closing:

(i) by mutual written consent of the Purchaser and the Sellers;

(ii) by the Purchaser or the Sellers if:

(1) the Closing does not occur on or before the date that is 60days following the date hereof; provided, however, that the right to terminate this Agreement under this Section 8.1(a)(ii)(1) shall not be available to any party whose breach of a representation, warranty, covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Closing to occur on or before such date; or

(2) a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, which Order or other action is final and non-appealable;

(iii) by the Purchaser if there has been a breach by any Seller of any representation, warranty, covenant or agreement contained in this Agreement such that the condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach is not cured within 30 days after written notice of such breach is given to the Sellers by the Purchaser; provided, however, that the right to terminate this Agreement under this Section 8.1(a)(iii) shall not be available to the Purchaser if it is then in breach of this Agreement such that any of the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied; or

(iv) by the Sellers if there has been a breach by the Purchaser of any representation, warranty, covenant or agreement contained in this Agreement such that the condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach is not cured within 30 days after written notice of such breach is given to the Purchaser by the Sellers; provided, however, that the right to terminate this Agreement under this Section 8.1(a)(iv) shall not be available to the Sellers if any Seller is then in breach of this Agreement such that any of the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied.

(b) The party desiring to terminate this Agreement pursuant to Section 8.1(a) (ii), (iii) or (iv) shall give written notice of such termination to the other party hereto.

Section 8.2 Effect of Termination. Termination of this Agreement pursuant to this Article VIII shall not in any way terminate, limit or restrict the rights and remedies of any party to this Agreement against any other party to this Agreement that has violated, breached or failed to satisfy any of the representations, warranties, covenants or agreements of this Agreement prior to termination hereof.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival. All of the representations and warranties of (i) the Sellers contained in Section 4.1, Section 4.2, Section 4.6, Section 4.9(a) and (d), Section 4.10(a)(i), Section 4.10(b)(i), Section 4.11(b) (but only with respect to the Specified Owned Intellectual Property), Section 4.15 and Section 4.18 and (ii) the Purchaser contained in Section 5.1, Section 5.2 and Section 5.6 (collectively, the “Specified Representations”) herein shall survive the Closing and continue in full force and effect until 30 days after the expiration of any applicable statutes of limitations (after giving effect to any extensions or waivers). All of the other representations and warranties of the parties contained in this Agreement shall survive the Closing hereunder and continue in full force and effect for a period of 12 months thereafter.

Section 9.2 Indemnification by the Sellers. Subject to the limitations set forth herein, following the Closing the Sellers shall jointly and severally indemnify and defend the Purchaser against, and shall hold the Purchaser harmless from, any loss, liability, claim, charge, action, suit, proceeding, damage or expense (collectively, “Losses”) incurred by the Purchaser resulting from or arising out of:

(a) any breach of any representation and warranty of the Sellers contained in this Agreement or in the certificate delivered pursuant to Section 7.2(d);

(b) any breach of any covenant or agreement of the Sellers contained herein;

(c) any Excluded Liabilities (regardless of whether or not the Sellers may have breached any representation and warranty that addressed any matter related to an Excluded Liability);

(d) any claims related to or based upon the pre-closing relationship between the Sellers and any Business Employee, other than any claim related to the termination of a Business Employee as a result of the Purchaser’s decision not to offer such Business Employee a position with the Purchaser or any Affiliate thereof; and

(e) any noncompliance with any bulk sales Laws, fraudulent transfer Laws or similar Laws in any applicable jurisdiction in respect of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 9.3 Indemnification by the Purchaser. Subject to the limitations set forth herein, following the Closing the Purchaser shall indemnify and defend the Sellers against, and shall hold the Sellers harmless from, any Loss incurred by any Seller resulting from or arising out of:

(a) any breach of any representation and warranty of the Purchaser contained in this Agreement or in the certificate delivered pursuant to Section 7.3(c);

(b) any breach of any covenant or agreement of the Purchaser contained in this Agreement;

(c) any Assumed Liability;

(d) unemployment insurance benefit claim costs and all employer payroll taxes with respect to such payments and benefits, in each case arising on or after the Closing but not including any costs incurred by reason of a contractual or other agreement between the Sellers and a Transferred Employee;

(e) the termination of employment of any employee subject to a Collective Bargaining Agreement, which occurs as a result of Purchaser’s non assumption of such Collective Bargaining Agreement in connection with the transactions contemplated hereby; and

(f) any claims related to or based upon the post-closing relationship between the Purchaser and any Transferred Employee.

Section 9.4 Indemnification Procedures for Third Party Claims.

(a) In the event that any claim or demand for which an Indemnitor may be liable to an Indemnitee hereunder is asserted by a third party (a “Third Party Claim”), the Indemnitee shall promptly, and in any event within 30 days, provide written notice to the Indemnitor of such Third Party Claim (a “Claim Notice”). The Claim Notice shall (i) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which the Indemnitee is entitled to indemnification pursuant hereto, and (ii) specify in reasonable detail each individual item of Loss included in the amount so stated, the date such item was paid or properly accrued, the basis for any anticipated liability and the representation, warranty, covenant or agreement curtained herein to which each such item is related and the computation of the amount to which such Indemnitee claims to be entitled hereunder. The Indemnitee shall enclose with the Claim Notice a copy of all papers served with respect to such Third Party Claim and any other documents evidencing such Third Party Claim. The failure to provide such notice, however, shall not release the Indemnitor from any of its obligations under this Article IX except to the extent that the Indemnitor is prejudiced by such failure.

(b) The Indemnitor will have 30 days from the date on which the Indemnitor received the Claim Notice to notify the Indemnitee that the Indemnitor has elected to assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom with counsel of its choice and at its sole cost and expense (a “Third Party Defense”). If the Indemnitor assumes the Third Party Defense in accordance herewith: (i) the Indemnitee may retain separate co-counsel at its sole cost and expense (as to which the Indemnitee shall not be entitled to indemnification) and participate in the defense of the Third Party Claim but the Indemnitor shall control the investigation, defense and settlement thereof; (ii) the Indemnitee will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnitor; and (iii) the Indemnitor will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement provides for equitable relief without the prior written consent of the Indemnitee. The parties hereto will use commercially reasonable efforts to minimize Losses from Third Party Claims, act in good faith in responding to, defending against, settling or otherwise dealing with such claims, and cooperate in any such defense and give each other reasonable access to and copies of all information, records and documents relevant thereto. Whether or not the Indemnitor has assumed the Third Party Defense, the Indemnitor will not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment that was consented to without the Indemnitor’s prior written consent.

(c) If the Indemnitor does not assume the Third Party Defense within 30 days of receipt of the Claim Notice, the Indemnitee will be entitled to assume the Third Party Defense at its sole cost and expense (or, if the Indemnitee incurs a Loss with respect to the matter in question for which the Indemnitee is entitled to indemnification pursuant to Section 9.2 or Section 9.3, as applicable, at the expense of the Indemnitor) upon delivery of notice to such effect to the Indemnitor; provided, however, that the Indemnitor (i) shall have the right to participate in the Third Party Defense at its sole cost and expense, but the Indemnitee shall control the investigation, defense and settlement thereof; and (ii) will not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment that was consented to without the Indemnitor’s prior written consent.

Section 9.5 Indemnification Procedures for Non-Third Party Claims. The Indemnitee will provide written notice to the Indemnitor promptly, and in any event within 30 days, following its discovery of any matter for which the Indemnitor may be liable hereunder that does not involve a Third Party Claim, which Claim Notice shall (i) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which the Indemnitee is entitled to indemnification pursuant hereto, and (ii) specify in reasonable detail each individual item of Loss included in the amount so stated, the date such item was paid or properly accrued, the basis for any anticipated liability and the representation, warranty, covenant or agreement contained herein to which each such item is related and the computation of the amount to which such Indemnitee claims to be entitled hereunder. If the Indemnitor does not acknowledge in writing its obligation to indemnify the Indemnitee with respect to such Losses within 30 days after its receipt of the Claim Notice, the Indemnitor will be deemed to have rejected such claim, in which event the Indemnitee will be free to pursue such remedies as may be available to it hereunder. The failure to provide such notice, however, shall not release the Indemnitor from any of its obligations under this Article IX except to the extent that the

Indemnitor is prejudiced by such failure. The Indemnitee will reasonably cooperate with and assist the Indemnitor in determining the validity of any claim for indemnity by the Indemnitee and in otherwise resolving such matters. Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

Section 9.6 Limitations on Indemnification.

(a) No party hereto shall be required to indemnify, defend or hold harmless any Person pursuant to Section 9.2(a) or Section 9.3(a): (i) unless a Claim Notice is delivered prior to the expiration of the relevant representation or warranty, as applicable; and (ii) with respect to a claim pursuant to Section 9.2(a) or Section 9.3(a) for the breach of a representation and warranty other than the Specified Representations, unless and until the aggregate Losses of (A) the Purchaser, in the case of the Sellers, with respect to any such claims, or (B) the Sellers, in the case of the Purchaser, with respect to any such claims, exceed $512,500, at which point such party shall be liable for all such Losses exceeding $512,500.

(b) In no event shall the cumulative indemnification obligations of the Sellers pursuant to Section 9.2(a) with respect to breaches of representations and warranties other than the Specified Representations or the Purchaser pursuant to Section 9.3(a) with respect to breaches of representations and warranties other than the Specified Representations on the other hand, exceed $7,175,000.

(c) The amount of Losses payable under this Article IX by the Indemnitor shall be reduced (i) by any amounts actually recovered by the Indemnitee under insurance policies or from any other Person (less any out-of-pocket expenses incurred by the Indemnitee in collecting such amounts) and (ii) to take account of any Tax benefit of the Indemnitee arising in connection with the accrual, incurrence or payment of any such Losses in the taxable year in which the indemnifiable Loss is incurred or the following taxable year.

(d) No party hereto shall be obligated to indemnify any other Person with respect to (i) any breach of a representation or warranty of such party to the extent such breach arises from or relates to any item disclosed in the Seller Disclosure Schedule, provided, however, that the foregoing limitation shall not apply to Sellers’ obligation to indemnify Purchaser for Pre-Closing Environmental Liabilities pursuant to Section 9.2(c), (ii) any covenant or condition expressly waived in writing by another party on or prior to the Closing, (iii) any indirect, special, incidental, consequential or punitive damages, or (iv) any Loss to the extent such Loss was included in the calculation of the adjustment of the Purchase Price pursuant to Section 2.6. Each party hereto agrees that, for so long as such party has any right of indemnification under this Article IX, it shall not, and shall use its commercially reasonable efforts to ensure that its Affiliates do not, voluntarily or by discretionary action, accelerate the timing or increase the cost of any obligation of any other party under this Article IX, except to the extent that such action is taken (x) for a reasonable legitimate purpose and not with a purpose of discovering a condition that would constitute a breach of any representation or warranty, covenant or agreement of any other party hereto or (y) in response to a discovery by such party, without violation of the immediately preceding clause (x), of meaningful evidence of a condition that constitutes a breach of any representation, warranty, covenant or agreement of any other party hereunder. Notwithstanding anything to the contrary herein, an Indemnitor shall not be obligated to indemnify an Indemnitee for any Loss to the extent arising from any such voluntary or discretionary action, other than as so excepted.

(e) In addition to the other limitations set forth in this Article IX, with respect to any claim by the Purchaser for indemnification relating to Losses arising out of, relating to or resulting from: (x) any breach of any representation and warranty set forth in Section 4.17, or (y) any Excluded Liability relating to environmental matters or Environmental, Health and Safety Requirements, including Pre-Closing Environmental Liabilities (collectively, “Environmental Losses”), the Sellers’ obligation to indemnify, defend or hold harmless the Purchaser shall be limited to the extent: (i) Purchaser’s insurer provides actual coverage, pursuant to the Purchaser’s Environmental Insurance Policy, for the Environmental Loss; (ii) (A) any such Environmental Loss arises out of a Third Party Claim that is solicited by the Purchaser or any of its Affiliates, representatives or agents or (B) any investigation, monitoring, removal, abatement, disposal, remediation, corrective action, and/or any other response action (“Response Action”) forming the basis of any such Environmental Loss is not reasonably necessary to comply with Environmental, Health and Safety Requirements and/or notices, directives or orders from any Governmental Entities; (iii) any such Environmental Loss would not have arisen but for any disclosure to any Governmental Entity by the Purchaser or any of its Affiliates, representatives or agents, except to the extent such disclosure was required by applicable Environmental, Health and Safety Requirements and/or any requests for information, notices, directives or orders from any Governmental Entity; (iv) any such Environmental Loss would not have arisen but for any intrusive investigations by Purchaser or any of its Affiliates, representatives or agents that are not (A) reasonably necessary to comply with applicable Environmental, Health and Safety Requirements and/or any notices, directives or orders from any Governmental Entity or (B) required by landlords at Leased Real Property pursuant to the terms of an applicable lease, and with respect to the Owned Real Property, any intrusive investigations by prospective purchasers or tenants; (v) any Response Action forming the basis for any such Environmental Loss exceeds the cost of reasonable, cost effective Response Actions acceptable under Environmental, Health and Safety Requirements (including engineering or institutional controls or any lesser standards resulting from any site-specific risk assessments) based on the industrial or commercial use of the relevant facility or property; and (vi) any such Environmental Loss resulting from any condition or circumstance caused, contributed to or exacerbated by the Purchaser, any Affiliate of the Purchaser or any other Person under their control after the Closing Date.

(f) Except for the Purchaser’s rights to indemnification pursuant to Section 9.2 or with respect to any claim for intentional fraud, the Purchaser shall have no claim or right to indemnification, and none of the Sellers or any other Person shall have or be subject to any liability to the other party hereto or any other Person, with respect to any information, documents or materials furnished or made available to the Purchaser or any of its Affiliates, officers, directors, employees, agents or advisors by the Sellers or Affiliates thereof or any of their respective officers, directors, employees, agents or advisors, whether orally or in writing, in certain “data rooms”, management presentations, functional “break out” discussions, responses to questions submitted on behalf of the Purchaser or in any other form in contemplation of the transactions contemplated hereby.

Section 9.7 Additional Procedures for Environmental Losses.

(a) If the Purchaser seeks indemnification for any Environmental Losses, it shall follow the claim procedures set forth in Section 9.4 or Section 9.5 as modified and supplemented by the procedures set forth in this Section 9.7. Any Claim Notice provided by the Purchaser for an Environmental Loss must: (i) comply with the requirements and procedures set forth in Section 9.4 or Section 9.5 and also must set forth with reasonable particularity the nature of the condition or event underlying or giving rise to the Environmental Loss; and (ii) include, to the extent known, the estimated amount of any Environmental Losses incurred or reasonably expected to be incurred by the Purchaser with respect to such Environmental Loss. The Purchaser shall also provide the Sellers with copies of any non-privileged environmental reports, data, proposals, claims and correspondence in the possession of the Purchaser or any Affiliate thereof relevant to the Environmental Loss.

(b) The Sellers and the Purchaser shall agree on a mutually satisfactory plan for conducting, directing, managing, implementing and controlling the resolution of any Environmental Loss for which the Sellers have an indemnification responsibility or liability under this Agreement and for which the Sellers have formally assumed the defense of (pursuant to Section 9.4) or acknowledged (pursuant to Section 9.5) and are continuing to satisfy their indemnification obligation hereunder, including (i) selecting and retaining counsel and consultants, and (ii) raising timely and reasonable objections and defenses.

(c) The Purchaser shall provide, via one or more site access agreements that are mutually satisfactory to the parties, reasonable access to the relevant Real Property to the Sellers and their representatives and agents (including, if applicable pursuant to the provisions of Section 9.7(b), insurers and indemnitors of the Sellers) to enable the Sellers to comply with their indemnification obligations hereunder with respect to Environmental Losses.

(d) With respect to any Environmental Loss for which the Sellers have an indemnification obligation hereunder, the Sellers, subject to the provisions in Section 9.7(b) above, if applicable, agree to provide the Purchaser with the following: (i) copies of material draft reports and final reports, plans and other material documents prior to the submission thereof to any Governmental Entity, and an opportunity to comment on the same (which comments will be given due and good faith consideration so long as they are timely submitted); and (ii) an opportunity to meet with the Sellers and their representatives prior to and following any material substantive communications or meetings with any Governmental Entity. The Purchaser shall not submit any substantive reports, plans or other documents to, or have any substantive communications with, any Governmental Entity with respect to any Environmental Loss for which the Sellers have formally assumed the defense of (pursuant to Section 9.4) or acknowledged (pursuant to Section 9.5) and are continuing to satisfy their indemnification obligation hereunder without first obtaining the Sellers’ written consent to submit such documents or have such communications.

(e) The provisions in this Section 9.7 shall govern with respect to Environmental Losses to the extent there is a conflict with the provisions pertaining to procedural rights and obligations in other sections of this Article IX.

Section 9.8 Exclusive Remedy. The Purchaser and the Sellers acknowledge and agree that, except for the right to specific performance pursuant to Section 10.12 or with respect to any claim for intentional fraud, following the Closing, the indemnification provisions of Section 9.2 and Section 9.3 shall be the sole and exclusive remedies of the Purchaser and the Sellers for any breach by other party hereto of the representations and warranties in this Agreement or the certificates delivered pursuant to Section 7.2(c) and Section 7.3(c) and for any failure by the other party to perform and comply with any covenants and agreements in this Agreement, and anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Purchaser or the Sellers after the Closing to rescind this Agreement or any of the transactions contemplated hereby. In furtherance of the foregoing, each party hereto, on behalf of itself and its Affiliates, hereby waives any and all rights, claims and causes of action which such party may have against any other party hereto or any of its Affiliates arising under or based upon any Law or otherwise, other than pursuant to this Article IX or with respect to any claim for intentional fraud.

Section 9.9 Mitigation. Each party hereto shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses.

Section 9.10 Treatment of Indemnity Benefits. All payments made by the Sellers or the Purchaser pursuant to obligations under this Agreement shall be treated as adjustments to the Purchase Price for Tax purposes.

ARTICLE X

MISCELLANEOUS

Section 10.1 Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier, (c) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next Business Day, or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

If to the Purchaser, to:

DB Acquisition, Inc.

175 Sully’s Trail, 3rd Floor

Pittsford, New York 14534

Attention: Polly Grunfeld Sack

Facsimile: (585) 248-9562

(with a copy to, which shall not constitute notice)

Greenberg Traurig, LLP

One International Place

Boston, Massachusetts 02110

Attention: James Redding, Esq.

Facsimile: (617) 897-0961

If to the Sellers, to:

Stephens Capital Partners LLC

111 Center Street, Suite 2500

Little Rock AR 72201

Attention: Jackson Farrow Jr.

Facsimile: 501-210-4615

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 10.2 Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3 Expenses. Except as otherwise set forth in this Agreement, each party shall bear its own costs and expenses in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, whether or not the transactions contemplated by this Agreement are consummated.

Section 10.4 Successors and Assigns. This Agreement may not be assigned by any Seller without the prior written consent of the Purchaser, or by the Purchaser without the prior written consent of the Sellers; provided, however, that Purchaser may assign any or all of its rights and interest hereunder to any of its Affiliates, in each case without the prior consent of the Sellers if such assignment does not delay or impede the fulfillment of any of the conditions set forth in Section 7.1 or Section 7.3. Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective executors, heirs, personal representatives, successors and permitted assigns.

Section 10.5 Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.6 Consent to Jurisdiction and Service of Process. EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW CASTLE IN THE STATE OF DELAWARE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE LITIGATED IN SUCH COURTS. EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, WITH SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF EITHER PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

Section 10.7 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, pdf or other electronic transmission shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 10.8 No Third Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of the parties hereto and their respective successors and permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person.

Section 10.9 Entire Agreement. This Agreement, the Ancillary Agreements, the Schedules and the other documents, instruments and agreements specifically referred to herein or therein or delivered pursuant hereto or thereto set forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby and thereby. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement, except for any confidentiality agreement entered into between the parties hereto, or their respective designees, which shall continue in full force and effect in accordance with its terms.

Section 10.10 Captions. All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.11 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom; and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

Section 10.12 Specific Performance. The Purchaser and each Seller agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof, and that each party shall be entitled to specific performance of the terms hereof in addition to any other remedy available at Law or in equity.

Section 10.13 Interpretation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the Ancillary Agreements and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement or any Ancillary Agreement. Any matter disclosed in any section or subsection of the Seller Disclosure Schedule shall be deemed disclosed for the purposes of each other section and subsection of the Seller Disclosure Schedule.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

SELLERS

STEPHENS MEDIA LLC

By:	/s/ Mark A. Hinueber
Name:	Mark A. Hinueber
Title:	Vice President

STEPHENS MEDIA IOWA, LLC

By:	/s/ Mark A. Hinueber
Name:	Mark A. Hinueber
Title:	Vice President

STEPHENS MEDIA INTELLECTUAL PROPERTY, LLC

By:	/s/ Mark A. Hinueber
Name:	Mark A. Hinueber
Title:	Vice President

PURCHASER

DB ACQUISITION, INC.

By:	/s/ Mark Maring
Name:	Mark Maring
Title:	V.P., Treasurer